INVESTOR DISCLOSURE PACKET

4Sight HEVA Opportunity Zone Fund LLC

(a Delaware limited liability company)

$1,070,000

Limited Liability Company Interests

4Sight HEVA Opportunity Zone Fund LLC
c/o 4Sight HEVA Opportunity Zone Management LLC

655 Flatbush Avenue, Unit B1505
Brooklyn NY 11210

November 19, 2021

FORM C

§227.201 (a) BASIC INFORMATION ABOUT THE COMPANY

§227.201 (b) DIRECTORS AND OFFICERS OF THE COMPANY

§227.201 (c) EACH PERSON WHO OWNS 20% OR MORE OF THE VOTING POWER

§227.201 (d) THE COMPANY'S BUSINESS AND BUSINESS PLAN

§227.201 (e) NUMBER OF EMPLOYEES

§227.201 (f) RISKS OF INVESTING

§227.201 (g) TARGET OFFERING AMOUNT AND OFFERING DEADLINE

§227.201 (h) COMMITMENTS THAT EXCEED THE TARGET OFFERING AMOUNT

§227.201 (i) HOW THE COMPANY INTENDS TO USE THE MONEY RAISED IN THE OFFERING

§227.201 (j) THE INVESTMENT PROCESS

§227.201 (k) MATERIAL CHANGES

§227.201 (l) PRICE OF THE SECURITIES

§227.201 (m) TERMS OF THE SECURITIES

§227.201 (n) THE FUNDING PORTAL

§227.201 (o)COMPENSATION OF THE FUNDING PORTAL

§227.201 (p) INDEBTEDNESS OF THE COMPANY

§227.201 (q) OTHER OFFERINGS OF SECURITIES WITHIN THE LAST THREE YEARS

§227.201 (r) TRANSACTIONS BETWEEN THE COMPANY AND "INSIDERS"

§227.201 (s) THE COMPANY'S FINANCIAL CONDITION

§227.201 (t) THE COMPANY'S FINANCIAL STATEMENTS

§227.201 (u) DISQUALIFICATION EVENTS

§227.201 (v) UPDATES ON THE PROGRESS OF THE OFFERING

§227.201 (w) ANNUAL REPORTS FOR THE COMPANY

§227.201 (x) OUR COMPLIANCE WITH REPORTING OBLIGATIONS

§227.201 (y) OTHER IMPORTANT INFORMATION PROSPECTIVE INVESTORS SHOULD KNOW ABOUT

§227.201 (z) TESTING THE WATERS

OTHER MATERIALS

EXHIBIT A: RISKS OF INVESTING

EXHIBIT B: REGULATION CROWDFUNDING INVESTMENT AGREEMENT

EXHIBIT C: REGULATION D INVESTMENT AGREEMENT

EXHIBIT D: 4SIGHT HEVA OPPORTUNITY ZONE FUND LLC AGREEMENT

EXHIBIT E: FEDERAL INCOME TAX CONSEQUENCES

EXHIBIT F: FINANCIAL STATEMENTS

[*remainder of page left intentionally blank*]

FORM C

A company that wants to raise capital using Regulation Crowdfunding ("**Regulation Crowdfunding**" or "**Regulation CF**") promulgated under the Securities Act of 1933, as amended (the "**Securities Act**"), must provide certain information to prospective investors, so that such investors will have a basis for making an informed investment decision. The Securities and Exchange Commission (the "**SEC**") has issued regulations at 17 CFR §§227.201 *et. sea.* listing the information companies must provide for an offering of securities under Regulation Crowdfunding. This form — Form C — is the form used to provide the information for an offering pursuant to Regulation Crowdfunding. Each heading below corresponds to a section required by Regulation Crowdfunding.

§227.201(a) – Basic Information About the Company

Name of Company	4Sight HEVA Opportunity Zone Fund LLC (the "**Company**", "**we**" or "**us**")
State of Organization	Delaware
Date Company Was Formed	May 25, 2021
Kind of Entity	Limited liability company
Street Address	1655 Flatbush Avenue, Unit B1505 Brooklyn NY 11210
Website Address	www.4sight-HEVA.com

§227.201(b) – People Who Manage the Company

The Company is managed by 4Sight HEVA Opportunity Zone Management LLC, a Delaware limited liability company ("**Management Co.**"), in its capacity as manager (in such capacity, "**Manager**") of the Company. Management Co. is, in turn, managed by a board of managers, comprised of three (3) managers. The three (3) managers of Management Co. are:

Name	Title
Joe Solan ("**Solan**")	Manager
Gamal Walker ("**Walker**")	Manager
Harold Valestin ("**Valestin**")	Manager

The officers of the Company manage the day-to-day operations of the Company. The officers of the Company are:

Name	Title

Solan	Managing Partner
Walker	Managing Partner
Valestin	Managing Partner

Additional information about each of the Managing Partners of the Company is set forth below.

Joe Solan — Project Financing & Macro/Micro Market Economics

Specialty: Business systems, creative financing

- Solan has been Managing Partner of the Company since the Company's formation in May 2021.
- Solan has been Manager of Management Co. since the formation of Management Co. in May 2021.
- Aside from his role with the Company, Solan's principal occupation is that of an independent financial adviser. Since July 2017, Solan was otherwise employed as an Investment Adviser by 4Sight Advisors LLC, a New York limited liability company, which Solan co-owns with Walker.
- From March 2017 until present, Solan has also been employed as a Mortgage Loan Originator by RealFi Home Funding (formerly known as Residential Home Funding), whose principal business the origination of mortgage loans.

Joe is a 20+ year Wall Street veteran who is passionate about financial literacy. He is currently co-founder and managing partner of 4Sight Advisors LLC. At 4Sight, Joe helps clients to meet their financial goals by growing their assets and decreasing their liabilities. He is a licensed agent for life, disability and health insurance, and a mortgage loan originator. Prior to 4Sight, Joe served as a financial advisor with Wells Fargo Advisors and created financial products for Citigroup and Morgan Stanley.

Joe believes we need to be the change we seek. Concerned about the growing wealth divide, Joe regularly conducts financial literacy programs with the Deltas, Zetas, AKAs, Kappa League program of Kappa Alpha Psi, Jack and Jill of America and the NAACP.

Joe is also passionate about education. He is the founder of a mobile app called Prepsta that allows students to challenge each other and learn via social media. He also serves on the board of three education non-profits, Naomi's Program of Excellence, SOAR Mentorship Inc. and the Martin Luther King Multipurpose Center. In terms of his own education, Joe graduated from Rutgers University with degrees in Computer Science and Economics before completing an MBA in Finance at NYU.

Gamal Walker — Asset Management & Capital Markets

Specialty: Acquisitions, asset repositioning & investment banking

- Walker has been Managing Partner of the Company since the Company's formation in May 2021.

- Walker has been Manager of Management Co. since the formation of Management Co. in May 2021.

- Aside from his role with the Company, Walker's principal occupation is that of an independent financial adviser. Since July 2017, Walker was otherwise employed as an Investment Adviser by 4Sight Advisors LLC, a New York limited liability company, which Walker co-owns and co-operates with Solan.

- Between 1997 and 2018, Walker was also employed in various commercial banking and investment banking roles, including Citibank N.A., Bank of America N.A. and, most recently, HSBC Bank NA, each of whose principal business is that of a bank holding company.

Gamal has over 20 years of experience in institutional equities, initially at large investment banks including Citibank and Bank of America and later at smaller research boutiques. He began his career in trading and eventually transitioned into client-facing roles, covering a variety of hedge funds and asset managers. In addition to financial firms, Gamal also leveraged his finance background at a big-data social media start-up where he ran a group focused on delivering financial news to hedge-fund, investment banking, and corporate clients. Most recently, Gamal co-founded and launched 4Sight Advisors LLC, a registered investment advisory and strategic consulting firm. In addition to his corporate experience, Gamal started or funded a number of entrepreneurial ventures across real estate, fitness, and beauty.

Gamal earned a BBA in Finance from the Isenberg School of Management at the University of Massachusetts at Amherst and a Master of Science in Organizational Change Management at The New School's Milano School of Policy, Management and Sustainability. Gamal resides in Brooklyn, New York with his family and currently serves on the Board of Managers for the Flatbush Branch of the Greater YMCA of New York City.

Harold Valestin — Real Estate Development & Investment Strategy

Specialty: Real estate investment, management & development

- Valestin has been Managing Partner of the Company since the Company's formation in May 2021.

- Valestin has been Manager of Management Co. since the formation of Management Co. in May 2021.

- Aside from his role with the Company, Valestin's principal occupation is that of real estate broker and real estate investor and consultant to multifamily developers and retail and institutional investors.

- Since August 2021, Valestin has been employed by LinkedIn, Inc., as an account executive supporting the company's marketing and advertising activities. Valestin was also employed by LinkedIn, Inc. between May 2017 and August 2020 as a relationship manager supporting staffing and human resources clients of the company. The principal business of LinkedIn is operating a social media platform focuses on professional activity.

- Since August 2002, Valestin has been a licensed real estate agent and broker. Valestin has employed as a real estate agent and real estate broker by Compass Realty since June 2019. The principal business of Compass Realty real estate brokerage.

Several things make Harold Valestin a key player in today's real estate market. Harold possesses a background in finance, entrepreneurship, and on-the-ground experience in real estate. His previous work as a stockbroker, proprietary trader, and financial planner makes him knowledgeable regarding the trends and changes of the financial and housing markets. He utilizes such knowledge to realize greater value & gains for those who have invested with him. Currently, he has mobilized his over 19 years of experience in the field to educate the community on how to change their lives with real estate investing and how to utilize group economics.

Harold has worked with some of the titans of the industry such as Criterion Development, Eckstein Development, L&M Development, Tushur Development, as well as a consultant for major funds & banks such as Banco Popular & Canyon Fund and he has been taught & mentored by the likes Don Peebles, Gerry Wolkoff, Thomas Lieberman & principals of the aforementioned firms.

Whether working on developments both small and grand or educating the community on the dynamic growth potential of real estate investing, Harold brings a high level of professionalism and a history of results. For each of his investors/students, he brings his knowledge and expertise in all areas of real estate. Honest, reliable, and diligent, Harold attentively makes sure all the transactions and investments he is involved with garner tangible results. He has been quoted and featured in The New York Times, Wall Street Journal, NY Daily News, NY Post, The Real Deal, and the Mann Report as well as a myriad of other publications. He's also been featured in a segment of NBC news regarding real estate trends in Queens, NY.

§227.201(c) – Each Person Who Owns 20% or More of the Voting Power

As of immediately prior to the consummation of the offering, the Company does not have any voting equity holders. The Company is managed by Management Co. Management Co. is owned by (a) 4Sight Advisors LLC, a New York limited liability company that is jointly owned and controlled by Solan and Walker and (b) HEVA Development LLC, a Delaware limited liability that is owned and controlled by Valestin.

§227.201(d) – The Company's Business and Business Plan

Generally

4Sight HEVA Opportunity Zone Fund LLC is a privately-owned real estate investment company.

Our team intends to find, acquire, renovate and actively manage real estate, as well as consult for institutional and private clients. We intend to focus on repositioning distressed as well as underperforming multifamily and commercial properties into investment-grade assets that produce high yield risk-adjusted returns.

We focus on value-added opportunity zone investments in small to mid-cap sized acquisition transactions, typically requiring an equity commitment of $50K to $2M. We seek to achieve mid-to-high teen internal rates of return and nominal returns reflecting a multiple of 1.5 times the initial investment. We expect most investments to be initially capitalized with leverage of 70-75% of cost and underwritten for a 3 to 7-year hold period.

We Will Invest in Multifamily Housing and Commercial Properties

4Sight HEVA OZF believes investment in multifamily and commercial properties to be very attractive based upon the combination of rental demand, location, physical condition, and return targets. We expect that projected capital expenditures giving rise to rent increases will result in higher net operating income and related investor rates of return on invested capital. We expect that current returns will be aided by higher rents, while capital improvements should support a lower cap rate upon eventual sale or refinance. We believe that there is a desperate need for affordable housing and we aim to make a dent with our company, while maximizing returns for our investors.

What is Multifamily Housing?

Multifamily housing refers to more than one housing unit contained in one building or group of buildings. This term includes a range of building types, depending on the number of units involved, construction style, and amenities provided. Examples include duplexes, triplexes, quadplexes, apartment complexes, and townhomes.

Multifamily housing can be aimed at different markets, such as affordable housing for students, low-income residents, or luxury renters. Certain types of housing may also be eligible for government subsidies in exchange for the performance of certain renting activities, ranging from the federal Section 8 program to residential assisted living facilities. We will be focusing on the affordable and government subsidized sector of multifamily housing.

What is Commercial Property?

Generally, when a property has four units or less, it is considered residential property; otherwise, it is labeled a commercial property. The zoning status of the property will determine the appropriate rental activity. The number of units will also impact the type of financing we will need and the rate of return we might expect.

Market

Investing in real estate has multiple benefits, especially in the multifamily housing sector. As of 2019, 65% of all U.S. residents were renters and this number is steadily increasing. There has been an observed shift from traditional home ownership to renting, and this change has created a great opportunity for real estate investors. Even with the surge in home buying due to the Covid-19 pandemic, affordable ad subsidized housing has held strong or has grown in value.

Competition

Most of our competitors are small investors (i.e., "Mom and pop" shops) that typically buy multifamily properties that are 10 units and under. This provides us an opportunity to become a big fish in a small pond. With our ability to raise capital, we have created a strategic advantage to acquire multiple 10 unit and under multifamily properties within a small market.

As deal size increases, we believe we can also flourish in the 10 to 50 units segment of the market.

Our programmatic approach to multifamily investments and acquiring 10 units and under allows us to focus on properties that produce higher yields/returns. The acquisition of distressed or underperforming properties with 20+ units will also allow us to achieve higher risk adjusted returns for our investors.

Business Model: Proactive Sourcing, Due Diligence and Asset Management

Proactive Sourcing

Our team has developed an extensive network of contacts, including owners, developers, brokers, bankers, and consultants, which results in a strong flow of acquisition opportunities that are often not subject to intensive competitive processes.

Of the direct investments that our management team has made, more than 50% were sourced by members of the management team through their private contacts in the investment community, rather than in response to a broadly-based marketing program. The Company believes its strategy of seeking opportunities on a privately-negotiated basis where there is limited competition enables our targets to achieve more favorable pricing and terms.

Due Diligence

In identifying, financing and acquiring properties, we follow the due diligence steps described below:

- Coordination of entire due diligence process with interested parties;
- Analyze and interpret market, demographic, and economic data;
- Evaluate asset, location, and site characteristics;
- Conduct financial review and analysis (historical and pro forma, including sensitivities);
- Development of property-specific business plan; and
- Optimize and execute capital market strategy for investment.

Asset Management

The Company will be operationally focused and will follow and principled, aggressive and comprehensive asset management strategy, relying on the Company's in-house asset management capabilities, which include expertise in marketing and sales, development/redevelopment, finance, and capital markets. With every asset acquisition, the Company engages in a comprehensive integrated investment decision process that is designed to meet each project's objectives. In the pre-investment period, we develop a business plan for the potential investment, which includes market analysis, architectural and design specifications, construction plans, sales and marketing plans, and pro-forma, financial analysis.

In the post-investment period, the management team is responsible for the execution of the business plan and closely monitors performance to ensure any necessary refinements are immediately implemented.

Target Operating Parameters

We expect to be guided by the operating parameters set forth in the table below

General capitalization rates	8% - 10%
Debt	75% Loan-to-Value
Investment period	3-7 years holding period with reinvestment of capital into new acquisitions
Targeted returns	We are seeking to achieve 8% - 18% cash-on-cash returns
Target markets	Urban and rental housing starved locales designated as opportunity zones under U.S. law.

Why Do We Invest in Multi-family Properties?

Investors have a wide range of choices when it comes to real estate investing. Those looking to diversify their portfolios may be considering income-producing real estate, such as multifamily housing. We have identified four key reasons why we invest in a multifamily & mixed-use housing properties:

- Increased cash flow
- Multifamily properties tend to hold their value
- Tax benefits
- Demand projected to increase

Qualified Opportunity Zones

The Company intends to qualify as a qualified opportunity fund (a "**qualified opportunity fund**" or a "**QOZF**").

This section summarizes the rules regarding QOZFs and the potential tax benefits for investors. However, we are not tax advisors. Every investor should consult with his or her own tax professional concerning an investment in the Company in general and the possible effect of the QOZF rules in particular.

Summary

Sections 1400Z-1 and 1400Z-2 of the Internal Revenue Code were added by the Tax Cuts and Jobs Act of 2017. Intended to stimulate economic activity in depressed areas, the law, together with rules and regulations promulgated by the Treasury Department in connection therewith. generally allow investors to defer and even avoid federal income tax on certain capital gains by investing in areas designated as "qualified opportunity zones."

Qualified Opportunity Zones

In general, a qualified opportunity zone (a "**qualified opportunity zone**" or "**QOZ**") is a low-income area that has been designated as such by governmental authorities and approved by the United States Treasury Secretary. As of the date of this disclosure document, over 8,000 QOZs have been designated across the United States.

Qualified Opportunity Funds

A qualified opportunity zone fund (a "**qualified opportunity zone fund**" or "**QOZF**") is a corporation or partnership (or an entity, like the Company, that is treated as a partnership for federal income tax purposes) that holds 90% of its assets in any mix of the following assets:

- Stock of a corporation that is a qualified opportunity zone business (a "**qualified opportunity zone business**").

- An interest in a partnership that is a "qualified opportunity zone business."

- Qualified opportunity zone business property ("**Qualified opportunity zone business property**").

A business is a qualified opportunity zone business if at least 70% of its tangible assets consist of "qualified opportunity zone business property."

Qualified opportunity zone business property is property that is:

- Located in a QOZ;

- Used by the QOZF or the qualified opportunity zone business in a trade or business; and

- Either:

   o The original use of the property began with the QOZF; or

   o During any 30 months following the date of acquisition, the QOZF "substantially improves" the property, which means spending at least as much to renovate or improve the property as it paid to acquire it.

The Internal Revenue Service (the "**IRS**") has clarified that where a QOZF purchases land and improvements, then in determining whether the QOZF has "substantially improved" the property, only the cost of the building is taken into account, not the cost of the land.

EXAMPLE: Suppose a QOZF purchases land and a building for $2 million, of which $1,500,000 million is attributable to the land cost and $500,000 to the building. The QOZF will be deemed to have "substantially improved" the property if it spends at least $500,000 to renovate the building during any period of 30 months following acquisition.

Application to Company

Because the Company intends to acquire and improve property located in a QOZ and will be used in a trade or business (the trade or business of building, selling and operating real estate) such property will be treated as "qualified opportunity zone business property" if either (i) the original use of such property begins with the Company, or (ii) within 30 months the Company "substantially improves" such property. Because we do not expect that properties that we acquire will be new, the original of such property will not begin with the Company. However, we believe the renovations planned by the Company (discussed below) should qualify as "substantial improvements" for purposes of the law.

Thus, it is our expectation that the properties we acquire will be treated as "qualified opportunity zone business property" and, because such properties will make up more than 90% of the Company's assets, the Company should be treated as a QOZF, with the attendant potential tax benefits for investors.

Potential Tax Benefits

Investing in a QOZF can allow a taxpayer to defer and possibly avoid federal income taxes on capital gains.

- **Level One Savings**: A taxpayer who realizes a capital gain and invests an amount equal to the gain in a QOZF within 180 days can defer recognizing (and thus paying tax on) the gain until the earlier of

  o the date the taxpayer sells his or her interest in the QOZF, or

  o December 31, 2026.

- **Level Two Savings**: If the taxpayer holds his or her investment in the QOZF for at least five years, he or she can increase his or her tax basis in the QOZF by 5% of the gain deferred, further reducing his or her tax bill

- **Level Three Savings**: If the taxpayer holds the QOZF for at least ten years, he or she pays no capital gain tax on the appreciation in the QOZF.

NOTE: As described above, the potential tax benefits associated with investing in a QOZF depend on the individual tax circumstances of the investor. Consult with your personal tax advisors before investing.

§227.201(e) – Number of Employees

The Company currently has three (3) employees: the three Managing Partners.

§227.201(f) – Risks of Investing

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

There are numerous risks to consider when making an investment such as this one and financial projections are just that: projections. Returns are not guaranteed. Conditions that may affect your investment include unforeseen construction costs, changes in market conditions, and potential disasters that are not covered by insurance.

Please review the attached Exhibit C: Risks of Investing for a more expansive list of

potential risks associated with an investment in the Company.

§227.201(g) – Target Offering Amount and Offering Deadline

Target Offering Amount	$1,070,000
Offering Deadline	December 31, 2021

Required statement
If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned.

§227.201(h) – Commitments that Exceed the Target Offering Amount

Will the Company accept commitments that exceed the Target Offering Amount?	Yes
What is the maximum amount the Company in this Offering?	$1,070,000
How will the Company deal with the oversubscriptions?	The Company will reduce the subscription of every investor (including those whose commitments made up the Target Offering Amount) on a pro-rata basis, so that every investor who subscribes will be able to participate. The Company will accept subscriptions on a first- come, first-served basis

§227.201(i) – How the Company Intends to Use the Money Raised in the Offering

If we raise the minimum amount of $500,000, we expect to use the proceeds as follows:

Use of Money	How Much (approximately)
Other Costs of the Offering (*e.g.*, legal and accounting fees)	$27,500
Architect fees	$35,000
Investor interest reserve	$40,000
Carrying costs	$75,000
Marketing	$14,500
Contingency	$25,000

Acquisition	$283,000
TOTAL	**$500,000**

If we raise the maximum goal of $1,070,000, we expect to use the proceeds as follows:

Use of Money	How Much (approximately)
Other Costs of the Offering (*e.g.*, legal and accounting fees)	$58,850
Architect fees	$64,200
Investor interest reserve	$74,900
Carrying costs	$85,630
Marketing	$31,000
Contingency	$53,500
Acquisition	$701,920
TOTAL	**$1,070,000**

§227.201(j) – The Investment Process

How does an investor invest in the Offering?

1. To commit an investment in the Offering, an investor will submit, through the Funding Portal an investment ticket on the Company's securities offering page on the Funding Portal with the quantity of limited liability company interest the investor wants to invest. After the submission of the investment ticket, the investor will be instructed to execute an Investment Agreement by signing it electronically.

2. Once the Investment Agreement is signed and executed, the investor will receive an email confirmation of the investment commitment. The investor can also find his or her investment commitment on the "My Portfolio" page on the Funding Portal. The "My Portfolio" page can be accessed via the following URL: https://www.mrcrowd.com/portfolio

3. Upon receiving the confirmation of the investment commitment, the investor will be responsible for transferring funds to an escrow account held with a third party escrow agent on behalf of the Company. The fund transfer methods can be ACH, wire transfer, or check, whichever is available.

4. Once the funds have been transferred to the escrow account, the investor will receive another email confirmation to acknowledge that his or her funds are received.

5. The investor will receive email updates on the latest progress of the offering, including when 50%, 75% and 100% of the minimum fundraising target are met.

6. After the target offering amount has been reached and the Company decides to end the offering, the investor's funds will be transferred from the escrow account to the Company on the deadline of this offering identified in this Form C (the "**Original Deadline**"), except in the following situation, where the funds will be transferred to the Company earlier than the Original Deadline:

   a. when the minimum funding target is met prior to the Original Deadline; and

   b. this Form C and the information of this securities offering have been posted and publicly available on the Funding Portal for at least 21 days; and

   c. the Company chooses to end the offering earlier than the Original Deadline; and

   d. the Company has notified the investor by email the new deadline for this securities offering (the "**New Deadline**") at least 5 business days before the New Deadline and the investor doesn't cancel his or her investment commitment on the "My Portfolio" page on the Funding Portal 48-hours prior to the New Deadline.

7. Once the investor's funds are transferred from the escrow account to the Company, the Company will issue the securities to the investors.

8. The securities issued in this offering will be in book-entry form only, which means that no physical limited liability company interest certificates will be issued. The ownership of the securities purchased through this offering will be held in the investor's name in book-entry format maintained by the Company or the Company's transfer agent.

How does an investor cancel an investment commitment?

1. Investors can cancel their investment commitments until 48 hours prior to the deadline identified in this FORM C. This can be done via the "My Portfolio" page on the Funding Portal. Investors who have cancelled their investment commitments will receive a refund of their original investments.

2. The Funding Portal will notify investors by email if the minimum funding target has been met. If this minimum funding target is met prior to the deadline identified in this Form C, the issuer may end this securities offering earlier by giving investors notice of the new deadline for the securities offering by e-mail at least 5 business days before the new deadline. Investors can cancel their investment commitment before the 48-hour period prior to the new deadline. Investors who have cancelled their investment commitments will receive a refund of their original investments.

3. If the issuer does not complete an offering including the failure of meeting the minimum funding target, the Funding Portal will within five business days: (a) give or send each investor a notification of the cancellation, disclosing the reason for the cancellation, and the refund amount that the investor is expected to receive; and (b) direct the refund of investor funds.

§227.201(k) – Material Changes

If there is a material change (see explanation below) to the terms of this offering or to the information provided by the issuer, the Funding Portal will send to any investor who has made an investment commitment notice of the material change by email and that the investor's investment commitment will be cancelled unless the investor reconfirms his or her investment commitment within five business days of receipt of the notice. If the investor fails to reconfirm his or her investment within those five business days, the Funding Portal within five business days thereafter will: (a) give or send the investor a notification disclosing that the commitment was cancelled, the reason for the cancellation and the refund amount that the investor is expected to receive; and (b) direct the refund of investor funds.

A "**material change**" means a change that an average, careful investor would want to know about before making an investment decision. A material change could be good or bad.

§227.201(l) – Price of the Securities

The Company is offering "securities" in the form of limited liability company interests. The price is $1.00 per limited liability company interest.

We arrived at the price of the limited liability company interests as follows:

- We estimated how much money we needed to execute our strategy
- We estimated the value of the projects of the Company once they are completed.
- We estimated what we believe is a fair return to investors.
- Based on those estimates, we established the manner for sharing profits in our LLC Agreement.

Note: a limited liability company interest represents a percentage share of the Company. The proportionate represented by a limited liability company interest is determined by dividing the amount of money initially invested in connection with the issuance by the Company of such limited liability company interest by the total amount of money invested by all investors in connection with the issuance by the Company of all limited liability company interests.

By way of example and for illustration purposes only, if an investor invested $100,000 in the Company, and all investors invested a total of $1,000,000 in the Company, the liability company interest would represent 10% of the Company (i.e., $100,000 ÷ $1,000,000 = 10.00%).

§227.201(m) – Terms of the Securities

Generally

The Company is offering "securities" in the form of limited liability company interests. The Company has only one class of limited liability company interest. When you purchase a limited liability company interest, you will become an owner of the Company, which is a Delaware limited liability company. Your ownership will be governed by the limited liability company Agreement of the Company dated October 13, 2021 and any amendments to that agreement (whether adopted now or in the future), which are together referred to as the "**LLC Agreement**." A copy of the LLC Agreement is attached as **Exhibit D: 4Sight HEVA Opportunity Zone Fund LLC Agreement.**

Capitalized terms used but not otherwise defined in this "Term of the Securities" section of this Form C shall have the meanings specified in the LLC Agreement.

Your Right to Distributions

Under the LLC Agreement, the Company will make distributions when determined by the

Manager. In order to maximize tax benefits attributable to the opportunity zone law and rules and regulations, the Manager currently does not expect to make distributions to the owners of the Company until after the tenth anniversary following the initial closing.

When the Manager determines to make distributions, distributions are made, all distributions will be made in the following order of priority:

First, 100% of Distributable Cash will be distributed to the Investor Members until they have received an amount equal to their Capital Contributions.

Second, 100% of Distributable Cash will be distributed the Investor Members until the Investor Members have received a preferred return on their investment equal to eight percent (8.0%).

Third, 100% of Distributable Cash will be distributed to Management Co. until Management Co. has received an amount equal to 25% of amounts distributed to the Investor Members in connection with their preferred return.

Fourth, the balance of Distributable Cash will be distributed 75% to the Investor Members and 25% to the Manager.

For any year that the Company realizes a taxable profit or gain, the Company will try to distribute at least enough money to you to pay any associated federal and state income tax liabilities.

Obligation to Contribute Capital

Once you pay for your limited liability company interests, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Voting Rights

Although you will be an owner of the Company, you will generally not have the right to vote or otherwise participate in the management of the Company. Instead, Management Co., as Manager, will control all aspects of the Company's business. For all practical purposes you will be a passive investor.

No Right to Transfer

The limited liability company interests will be illiquid (meaning you might not be able to sell them):

- The LLC Agreement prohibits the sale or other transfer of the limited liability company interests without the Manager's consent.

- If you want to sell your limited liability company interest, the Manager will have the first right of refusal to buy it, which could make it harder to find a buyer.

- Even if a sale were permitted, there is no ready market for the limited liability company interests, as there would be for a publicly-traded share of stock or other security.

; provided, however, that the Manager's right of first refusal will not apply nor will the Manager's consent be required if you transfer your limited liability company interest to certain members of your family or to trusts established for the benefit of yourself or certain members of your family.

As a result, you should plan to hold your limited liability company interest until the Company is dissolved.

Modification of Terms of the Limited Liability Company Interests

The Manager may not amend the terms of the Limited Liability Company Interests.

Classes of Securities

The Company has only one class of securities: limited liability company interests, which are referred to in the LLC Agreement as "**Investor Limited Liability Company Interests**". The investors in this offering (which may include Management Co. and its affiliates) will own all the Investor Limited Liability Company Interests.

Whereas the owners of the Investor Limited Liability Company Interests have no right to vote or otherwise participate in the management of the Company, the Manager has total control over all aspects of the Company and its business.

Dilution of Rights

Under the LLC Agreement, the Manager does not have the right to create additional classes of securities.

The Persons Who Control the Company

4Sight Advisors LLC, a New York limited liability company that is owned and controlled by Solan and Walker, and HEVA Development LLC, a Delaware limited liability company that is owned and control by Valestin, control the Manager, which has complete control over the Company. Therefore, Solan, Walker and Valestin, collectively, effectively control the Company.

How the Manager's Exercise of Rights Could Affect You

The Manager has full control over the Company and the actions of the Manager could affect you in a number of different ways, including these:

The Manager decides whether and when to sell properties acquired by the Company, which affects when (if ever) you will get your money back. If the Manager sells the project "too soon," you could miss out on the opportunity for greater appreciation. If the Manager sells such properties "too late," you could miss out on a favorable market.

The Manager decides when to make distributions, and how much. You might want the Manager to distribute more money, but the Manager might decide to keep the money in reserve or invest it into owned properties or new properties.

The Manager could decide to hire itself or its affiliates to perform services for the Company and establish rates of compensation higher than fair market value.

The Manager could decide to refinance indebtedness, if any, incurred in connection with acquisition and development activities. A refinancing could raise money to distribute, but it could also add risk to the activities of the Company.

The Manager could decide to raise more money from other investors and could decide to give those investors a better deal.

How the Securities are Being Valued

The price of the limited liability company interests was determined by the Manager based on the Manager's opinion about the value of the projects.

The Manager doesn't expect there to be any reason to place a value on the limited liability company interests in the future. If we had to place a value on the limited liability company interests, it would be based on the amount of money the owners of the limited liability interests would receive if all of the assets that were owned by the Company were sold.

Risks Associated with Non-voting Ownership

Owning a non-voting interest in a Company comes with risks, including these:

- The risk that the person running the Company will do a bad job.
- The risk that the person running the Company will die, become ill, or just quit, leaving the Company in limbo.
- The risk that your interests and the interests of the person running the Company aren't really aligned.
- The risk that you'll be "stuck" in the Company forever.
- The risks that the actions taken by the person running the Company – including those listed above under "How the Manager's Exercise of Rights Could Affect You" – won't be to your liking or in your interest.

§227.201(n) – The Funding Portal

The Company is offering its securities through Mr Crowd, located at https://www.MrCrowd.com (the "**Funding Portal**" or "**Mr. Crowd**"). The SEC File number of Mr. Crowd is 7-42 and its Central Registration Depository (CRD) number is 284278.

§227.201(o) – Compensation of the Funding Portal

The Company will compensate the Funding Portal, as follows:

Upon each closing of the offering of securities, the Company will pay to the Funding Portal a cash fee equal to the percentage specified below, determined with reference to the aggregate gross amount raised by the Company across all closings.

Gross Proceeds		%
≤	≥	%
$0	$10,001	5.00%
$10,001	$500,000	5.00%
$500,001	$1,000,000	4.00%
$1,000,001		3.50%

§227.201(p) – Indebtedness of the Company

The Company does not currently have any indebtedness.

§227.201(q) – Other Offerings of Securities within the Last Three Years

The Company has not offered or sold any of its securities within the last three years.

§227.201(r) – Transactions Between the Company and "Insiders"

The Manager, which controls the Company, will be entitled to receive the following elements of compensation:

- **Management Fee**. The Company will pay to the Manager an annual management fee (the "**Management Fee**") equal to two percent (2%) of the total capital contributions made to the Company. The entire Management Fee payable in respect of the operation of the Company for the three years following closing, of six percent (6%) of the total capital contributions made to the Company, are to be paid at the initial closing.

- **Acquisition Fee**. For each property acquired by the Company, the Company will be obligated to pay to the Manager an acquisition fee (an "**Acquisition Fee**") which is determined based on the value of the property acquired.

    o   For properties acquired for between $50,000 and $500,000, the Acquisition Fee is equal to five percent (5%) of the acquisition value.

    o   For properties acquired for between $500,001 and $5,000,000, the Acquisition Fee is equal four percent (4%) of the acquisition value.

    o   For properties acquired for amounts in excess of $5,000,001, the Acquisition Fee is equal to three percent (3%) of the acquisition value.

- **Promote or carried interest**. Once investors have received a return of their capital, plus a preferred return of eight percent (8%), the Manager will receive a promote or carried interest in the amount of 25% of the excess.

§227.201(s) – The Company's Financial Condition and Liquidity

Generally

The Company was organized under the Delaware Limited liability company Act on May 25, 2021. As of now, we have not yet begun operations other than those associated with general start-up and organizational matters. We have no revenues and very minimal liquid resources (cash).

We intend to use the proceeds of this offering to identify, acquire, improve and operate properties in Qualified Opportunity Zones project, as described in our business plan, as soon as the offering closes. We will also use debt (borrow money) to finance a portion of the costs.

If we cannot raise money in this offering, or cannot borrow money on the terms we expect, then the Company will probably dissolve.

Capital Resources

As of now, we have not purchased any assets or entered into any agreements to do so. We expect to commence acquiring properties as soon as is practicable following the closing of the offering and the proper consummation of our due diligence

Other than the proceeds we hope to receive from the offering, we expect that primary sources of capital will be (a) bank debt and (b) proceeds we receive, if any, in connection with an offering of our limited liability company interests pursuant to Rule 506 of Regulation D promulgated under the Securities Act that we are conducting in parallel with the Regulation Crowdfunding Offering.

Historical Results of Operations

The Company is in the development stage and has no history of operations.

Changes and Trends

We are not aware of any changes or trends in the financial condition or operations of the Company since the date of the financial information provided in this Form C.

§227.201(t) – The Company's Financial Statements

Our financial statements are attached as **Exhibit F: Financial Statements**

§227.201(u) – Disqualification Events Explanation for Investors

No disqualifying events (as defined in §227.503(a) of Regulation Crowdfunding (a) - Disqualification events) have been recorded to the issuer, directors, officers, general partners, managing members of the issuer, beneficial owners of 20 percent or more of the issuer's outstanding voting equity securities.

§227.201(v) – Updates on the Progress of the Offering

As described above under *§227.201(g) – Target Offering Amount and Offering Deadline,* the 'target amount' for this offering is $1,070,000. You can track our progress in raising money under our Regulation Crowdfunding offering page at www.mrcrowd.com.

227.201(w) – Annual Reports for the Company

We will file a report with the Securities and Exchange Commission annually and post the report on our website at www.4sight-HEVA.com, no later than 120 days after the end of each fiscal year.

It's possible that at some point, the Company won't be required to file anymore annual reports. We will notify you if that happens.

§227.201(x) – Our Compliance with Reporting Obligations Explanation for Investors

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

§227.201(y) – Other Important Information Prospective Investors Should Know About

None.

EXHIBIT A: RISKS OF INVESTING

THE PURCHASE OF SECURITIES FROM THE COMPANY IS SPECULATIVE AND INVOLVES SIGNIFICANT RIS K, INCLUDING THE RISK THAT YOU WILL LOSE SOME OR ALL OF YOUR MONEY. THIS INVESTMENT IS SUITABLE ONLY FOR INVESTORS WHO FULLY UNDERSTAND AND ARE CAPABLE OF BEARING THE RISKS.

SOME OF THE RISKS ARE DESCRIBED BELOW. THE ORDER IN WHICH THESE RISKS ARE DISCUSSED IS NOT INTENDED TO SUGGEST THAT SOME RISKS ARE MORE IMPORTANT THAN OTHERS.

Risks Related to the COVID-19 Pandemic

There is Continued Uncertainty Over the COVID-19 Pandemic. The COVID-19 pandemic lead to an unprecedented slowdown in economic activity, which over the course of the last 18 months, has caused many business to dramatically scale back their operations, or even cease doing business altogether. This has in turn, resulted in a decreased ability of commercial renters to make payments on their commercial leases, thereby adversely affecting the cash flow of the owners of such buildings. This, in turn, jeopardized the ability of such owners to pay expenses arising in connection with operating their business, including making payments on the mortgages underlying their commercial rental business.

The severe contraction of business activity attributable to the COVID-19 pandemic has also lead to unprecedented levels of unemployment, which in turn has dramatically decreased the ability of residential renters to make rental payments to their landlords. This has in turn, resulted in a decreased ability of residential renters to make payments on their residential leases, thereby adversely affecting the cash flow of the owners of such buildings. This, in turn, jeopardized the ability of such owners to pay expenses arising in connection with operating their business, including making payments on the mortgages underlying their residential rental business.

During the height of the pandemic, federal and state government took drastic steps to protect recently unemployed citizens by, among other things, instituting rent moratoriums — which prevented landlords from collecting rental payments from their tenants. To the extent that such laws reduced cash flow available to landlords, such laws jeopardized the ability of such owners to pay expenses arising in connection with operating their business, including making payments on the mortgages underlying their residential rental business.

The COVID-19 pandemic and its attendant effect on markets and commercial activity has also presented a range of challenges to engineering and construction (E&C) projects. National and international supply changes have been severely disrupted, causing delays and price increases in materials and equipment. As a result, tur ability to engage in meaningful construction activity may be delayed or the prices we are projecting may unexpectedly increase. The most severe impacts could possibly be felt as construction sites may experience shutdowns in response to uncontrolled outbreaks.

In light of the rise of vaccinations and the increased prospective availability of effective therapeutics, the COVID-10 pandemic appears to be waning and, with it, the negative economic consequences. The emergence of a new highly contagious strain of COVID-19, like the Delta variant which emerged in the middle part of 2021, or of a vaccine-resistant or otherwise unmanageable strain could adversely affect the business the Company proposes to pursue.

Risks Associated with the Real Estate Industry.

General economic conditions could have an adverse effect on our business and results of operations. Our business is sensitive to general economic conditions, both nationally and locally, as well as international economic conditions. General poor economic conditions and the resulting effect of non-existent or slow rates of growth in the markets in which we operate could have an adverse effect on the demand for our real estate business. These poor economic conditions include higher unemployment, inflation, deflation, increased commodity costs, decreases in consumer demand, changes in buying patterns, a weakened dollar, higher transportation and fuel costs, higher consumer debt levels, higher tax rates and other changes in tax laws or other economic factors that may affect commercial and residential real estate. Specifically, high national or regional unemployment may arrest or delay any significant recovery of the residential real estate markets in which we operate, which could adversely affect the demand for our real estate assets.

If the market values of our real estate assets were to drop below the book value of those properties, we would be required to write-down the book value of those properties, which would have an adverse effect on our balance sheet and our earnings.

Speculative Nature of Real Estate Investing. Real estate can be risky and unpredictable. For example, many experienced, informed people lost money when the real estate market declined in 2007-2008. Time has shown that the real estate market goes down without warning, sometimes resulting in significant losses. Some of the risks of investing in real estate include changing laws, including environmental laws, floods, fires, and other acts of God, some of which may not be insurable, changes in national or local economic conditions, changes in government policies, including changes in interest rates established by the Federal Reserve; and international crises. You should invest in real estate in general, and in the Company in particular, only if you can afford to lose your investment and are willing to live with the ups and downs of the real estate industry.

Access to Debt Capital. Our ability to successfully execute our acquisition strategy relies heavily on our ability to borrow money at favorable rates. There is no assurance that in the future we will able to borrow money at favorable rates, or be able to borrow at all.

ADA Compliance. The Americans with Disabilities Act of 1990 (the "**ADA**") requires all public buildings to meet certain standards for accessibility by disabled persons. Complying with the ADA can add significant time and costs to a project.

Regulation and Zoning. Like all real estate projects, the properties we acquire may be subject to extensive building and zoning ordinances and codes, which can change at any time. Complying with all of these rules could add significant time and costs to our operations.

Casualty Losses. A fire, hurricane, mold infestation, or other casualty could materially and adversely affect the properties we acquire and operate.

Illiquidity of Real Estate. Real estate is not "liquid," meaning it's hard to sell. Thus, the

Company might not be able to sell the properties it acquires as quickly as it would like or on the terms that it would like.

Property Values Could Decrease. The value of the Company's real estate could decline, perhaps significantly. Factors that could cause the value of real estate to decline include, but are not limited to:

- Changes in interest rates
- Competition from other property
- Changes in national or local economic conditions
- Changes in zoning
- Environmental contamination or liabilities
- Changes in local market conditions
- Fires, floods, and other casualties
- Uninsured losses
- Undisclosed defects in property
- Incomplete or inaccurate due diligence

Inability to Attract and/or Retain Tenants. The Company will face significant challenges attracting and retaining qualified tenants. These challenges could include:

- Competition from other landlords
- Changes in economic conditions could reduce demand
- Existing tenants might not renew their leases
- The Company might have to make substantial improvements to our properties, and/or reduce rent, to remain competitive
- Portions of the property could remain vacant for extended periods
- A tenant could default on its obligations, or go bankrupt, causing an interruption in rental income

Risks Associated with Development and Construction. The Company is or will be engaged in development and construction. Development and construction can be time-consuming and are fraught with risk, including the risk that projects will be delayed or cost more than budgeted.

Liability for Personal Injury. The Company might be sued for injuries that occur in or outside the project (*e.g.*, "slip and fall" injuries).

Market Fluctuations in Rental Rates and Occupancy Could Adversely Affect Our Operations. As leases turn over, our ability to re-lease the space to existing or new tenants at rates equal to or greater than those realized historically may be impacted by, among other things, the economic conditions of the market in which a property is located, the availability of competing space (including sublease space offered by tenants who have vacated space in competing buildings prior to the expiration of their lease term), and the level of improvements which may be required at the property. We cannot be assured that the rental rates we obtain in the future will be equal to or greater than those obtained under existing contractual commitments. If we cannot lease all or substantially all of the expiring space at our properties promptly, or if the rental rates are significantly lower than expected, then our results of operations could be negatively impacted.

Our failure to effectively develop and operate properties could have an adverse effect on us, including our cash flows, results of operations and growth prospects. Our business strategy depends significantly on our ability to leverage our extensive experience in completing and operating large, complex, mixed-use public/private projects. Our revenues depend significantly on our ability to develop and manage properties with both commercial and residential aspects and to integrate the two in a seamless ecosystem.

We may obtain only limited warranties when we purchase a property and would have only limited recourse in the event our due diligence did not identify any issues that lower the value of our property. The seller of a property often sells such property in its "as is" condition on a "where is" basis and "with all faults" without any warranties of merchantability or fitness for a particular use or purpose. In addition, purchase and sale agreements may contain only limited warranties, representations and indemnifications that will only survive for a limited period after the closing. The purchase of properties with limited warranties increases the risk that we may lose some or all of our invested capital in the property, as well as the loss of rental revenue from that property, which could negatively affect our business and the value of your investment.

Uninsured Losses. We might not buy enough insurance to guard against all the risks of our business, whether because it doesn't know enough about insurance, because we can't afford adequate insurance, or some combination of the two. Also , there are some kinds of risks that are simply impossible to insure against, at least at a reasonable cost. Therefore, the Company could incur an uninsured loss that could damage our business.

We are a startup. Our proposed operations are subject to all business risks associated with new enterprises. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

Risks Related to Our Management and Operations

Reliance on Management. Under the LLC Agreement, investors will not have the right to participate in the management of the Company. Thus, you should not invest unless you are comfortable relying on the Company's management team. You will never have the right to oust management, no matter what you think of them.

Limits on Liability of Company Management. Our LLC Agreement limits the liability of management, making it difficult or impossible for investors to sue managers successfully if they make mistakes or conduct themselves improperly. You should assume that you will never be able to sue the management of the Company, even if they make decisions you believe are stupid or incompetent.

Conflicts of Interest. In many ways your interests and ours will coincide: you and we want the Company to be as successful as possible. However, our interests might be in conflict in other important areas, including these:

- You might want the Company to distribute money, while the Company might prefer to reinvest it back into the business.

- You might wish the Company would be sold so you can realize a profit from your investment, while management might want to continue operating the business.

- You would like to keep the compensation of managers low, while managers want to make as much as they can.

- You would like management to devote all their time to this business, while they might own and manage other businesses as well.

Changes in Laws. Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could adversely affect the Company.

Risks Associated with Equity Securities

The Securities will be equity interests in the Company and will not constitute indebtedness. The Securities will rank junior to all existing and future indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments of dividends with respect to the Securities and distributions are payable only if, when and as authorized and declared by the Manager and depend on, among other matters, the Company's historical and projected results of operations, liquidity, cash flows, capital levels, financial condition, debt service requirements and other cash needs, financing covenants, applicable state law, federal and state regulatory prohibitions and other restrictions and any other factors the Manager deems relevant at the time.

Equity Comes Last in the Capital Stack. The holders of the equity interests stand to profit most if the Company does well but stand last in line to be paid when the Company dissolves. Everyone – the bank, the holders of debt securities, even ordinary trade creditors – has the right to be paid first. As a result, there is no assurance that an investor will realize a return on its investment or that it will not lose its entire investment. For this reason, each investor should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

Possible Tax Cost. The Company is a limited liability company and, as such, will be taxed as a partnership, with the result that its taxable income will "flow through" and be reported on the tax returns of the equity owners. It is therefore possible that you would be required to report taxable income of the Company on your personal tax return, and pay tax on it, even if the Company doesn't distribute any money to you. To put it differently, your taxable income from a limited liability company is not limited to the distributions you receive.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in the U.S. Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for nonincome based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

The Securities will not be freely tradable until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof. Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.

No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company . The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

The Company has the right to extend the Offering deadline. The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the minimum offering amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the minimum offering amount, at which time it will be returned to you without interest or deduction, or the Company receives the minimum offering amount, at which time it will be released to the Company to be used as set forth herein.

Inability to Sell Your Investment. The law prohibits you from selling your securities (except in certain very limited circumstances) for one year after you acquire them. Even after that one-year period, a host of federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term (in the case of debt securities) or indefinitely (in the case of equity securities).

No Registration Under Securities Laws. Our securities will not be registered with the Securities and Exchange Commission or the securities regulator of any State. Hence, neither the Company nor the securities will be subject to the same degree of regulation and scrutiny as if they were registered.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

EXHIBIT B: REGULATION CROWFUNDING INVESTMENT
AGREEMENT

[*see attached*]

INVESTMENT AGREEMENT

This Investment Agreement is dated as of ________, 2021 (the "Effective Date") by and between 4Sight HEVA Opportunity Zone Fund LLC, a Delaware limited liability company (the "Company"), and the purchaser identified on the signature page hereto ("Purchaser"). Purchaser and the Company are sometimes referred to in this Agreement as the "Parties" and, each may be referred to as a "Party". Capitalized terms used but not defied in this Agreement shall have the meanings specified in

Background

Purchaser wishes to purchase limited liability company interest in the Company offered through www.mrcrowd.com (the "Site").

NOW, THEREFORE, acknowledging the receipt of adequate consideration and intending to be legally bound, the Parties hereby agree as follows:

1. Defined Terms. Capitalized terms that are not otherwise defined in this Agreement have the meanings given to them in the Company's Form C and its attachments, all available at the Site. In this Agreement, we refer to the Form C as the "Disclosure Document." We sometimes refer to the Company using terms like "we" or "us," and to Purchaser using terms like "you" or "your".

2. Purchase of LLC Interest.

(a) Generally. Subject to Section 2(b) and the other terms and conditions of this Agreement, the Company hereby agrees to sell to Purchaser, and Purchaser hereby agrees to purchase from the Company, a limited liability company interest for $_____________. We refer to your limited liability company interest as the "LLC Interest".

(b) Reduction for Oversubscription. If the Company receives subscriptions from qualified investors for more than the amount we are trying to raise, we may reduce your subscription and therefore the amount of your LLC Interest, as explained in the Disclosure Document.

3. Our Right to Reject Investment. We have the right to reject your subscription for any reason or for no reason, in our sole discretion. If we reject your subscription, any money you have given us will be returned to you.

4. No Certificate. You will not receive a paper certificate representing your LLC Interest.

5. Your Promises. You promise to the Company that:

(a) Accuracy of Information. All of the information you have given to us at the Site is accurate and we may rely on it. If any of the information you have given to us changes before we accept your subscription, you will notify us immediately. If any of the information you have given to us is inaccurate and we are damaged (harmed) as a result, you will indemnify us, meaning you will pay any damages.

(b) Review of Information. You have read all of the information in the Disclosure Document, including all the exhibits and attachments. Without limiting that statement, you have reviewed the limited liability company agreement of the Company (the "LLC Agreement") and

understand its terms, including those dealing with distributions.

(c)   <u>Risks</u>. You understand all of the risks of investing, including the risk that you could lose all of your money. Without limiting that statement, you have reviewed and understand all of the risks described in the Disclosure Document.

(d)   <u>No Representations</u>. Nobody has made any promises or representations to you, except the information in the Disclosure Document. Nobody has guaranteed any financial outcome of your investment.

(e)   <u>Opportunity to Ask Questions</u>. You have had the opportunity to ask questions about the Company and the investment at the Site. All of your questions have been answered to your satisfaction.

(f)   <u>Your Legal Power to Sign and Invest</u>. You have the legal power to sign this Agreement and purchase the LLC Interest. Your investment will not violate any contract you have entered into with someone else.

(g)   <u>Acting On Your Own Behalf</u>. You are acting on your own behalf in purchasing the LLC Interest, not on behalf of anyone else.

(h)   <u>Investment Purpose</u>. You are purchasing the LLC Interest solely as an investment, not with an intent to re-sell or "distribute" any part of it.

(i)   <u>Knowledge</u>. You have enough knowledge, skill, and experience in business, financial, and investment matters to evaluate the merits and risks of the investment.

(j)   <u>Financial Wherewithal</u>. You can afford this investment, even if you lose your money. You don't need this money for your current needs, like rent or utilities.

(k)   <u>No Government Approval</u>. You understand that no state or federal authority has reviewed this Agreement or the LLC Interest or made any finding relating to the value or fairness of the investment.

(l)   <u>Restrictions on Transfer</u>. You understand that the LLC Interest may not be transferrable, and that securities laws also limit transfer. This means you will probably be required to hold the LLC Interest indefinitely.

(m)   <u>No Advice</u>. We have not provided you with any investment, financial, or tax advice. Instead, we have advised you to consult with your own legal and financial advisors and tax experts.

(n)   <u>Tax Treatment</u>. We have not promised you any particular tax outcome from owning the LLC Interest.

(o)   <u>Past Performance</u>. You understand that even if we have been successful in the past, this doesn't mean we will be successful with your LLC Interest.

(p)   <u>Money Laundering</u>. The money you are investing was not acquired from "money laundering" or other illegal activities. You will provide us with additional information relating to the source of the funds if we reasonably believe we are required to request such information by law.

(q)   <u>Additional Documents</u>. You will execute any additional documents we request if we reasonably believe those documents are necessary or appropriate and explain why.

(r)   Authority. If the Purchaser is an entity (for example, a partnership or corporation), then the individual signing this Agreement has the legal authority to do so.

6.   Confidentiality. The information on the Site, including the information in the Disclosure Document, is confidential. You will not reveal such information to anyone or use such information for your own benefit, except to purchase the LLC Interest.

7.   Re-Purchase of LLC Interest. If we decide that you provided us with inaccurate information or have otherwise violated your obligations, we may (but shall not be required to) repurchase your LLC Interest for an amount equal to the principal amount outstanding.

8.   Execution of LLC Agreement. By signing this Agreement, you are also signing the LLC Agreement, just as if you had signed a paper copy of the LLC Agreement.

9.   Governing Law. Your relationship with us shall be governed by Delaware law, without taking into account principles of conflicts of law.

10.   Arbitration.

(a)   Right to Arbitrate Claims. If any kind of legal claim arises between us, either of us will have the right to arbitrate the claim, rather than use the courts. There are only three exceptions to this rule: First, we will not invoke our right to arbitrate a claim you bring in Small Claims Court or an equivalent court, if any, so long as the claim is pending only in that court; Second, we have the right to seek an injunction in court if you violate or threaten to violate your obligations; and Third, claims arising under the LLC Agreement will be handled as provided in the LLC Agreement.

(b)   Place of Arbitration; Rules. All arbitration will be conducted in the State of New York in the City of New York, unless we agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in accordance with the rules of the American Arbitration Association.

(c)   Appeal of Award. Within 30 days of a final award by the single arbitrator, you or we may appeal the award for reconsideration by a three-arbitrator panel. If you or we appeal, the other party may cross-appeal within 30 days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

(d)   Effect of Award. Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

11.   No Class Action Claims. NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make

an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

12.   Consent to Electronic Delivery. You agree that we may deliver all notices, tax reports and other documents and information to you by email or another electronic delivery method we choose. You agree to tell us right away if you change your email address or home mailing address, so we can send information to the new address.

13.   Notices. All notices between us will be electronic. You will contact us by email at info@4sight-HEVA.com. We will contact you by email at the email address you used to register at the Site. Either of us may change our email address by notifying the other (by email). Any notice will be considered to have been received on the day it was sent by email, unless the recipient can demonstrate that a problem occurred with delivery. You should designate our email address as a "safe sender" so our emails do not get trapped in your spam filter.

14.   Limitations on Damages. WE WILL NOT BE LIABLE TO YOU FOR ANY LOST PROFITS OR SPECIAL, CONSEQUENTIAL, OR PUNITIVE DAMAGES, EVEN IF YOU TELL US YOU MIGHT INCUR THOSE DAMAGES. This means that at most, you can sue us for is the amount of your investment. You can't sue us for anything else.

15.   Waiver of Jury Trial Rights. IN ANY DISPUTE WITH US, YOU AGREE TO WAIVE YOUR RIGHT TO A TRIAL BY JURY. This means that any dispute will be heard by an arbitrator or a judge, not a jury.

16.   Miscellaneous Provisions.

        (a)   No Transfer. You may not transfer your rights or obligations.

        (b)   Right to Legal Fees. If we have a legal dispute with you, the losing party will pay the costs of the winning party, including reasonable legal fees.

        (c)   Headings. The headings used in this Agreement (*e.g.*, the word "Headings" in this paragraph), are used only for convenience and have no legal significance.

        (d)   No Other Agreements. This Agreement and the documents it refers to are the only agreements between us.

        (e)   Electronic Signature. You will sign this Agreement electronically, rather than physically.

[signatures follow]

SAMPLE SIGNATURE PAGE FOR AN INVESTOR WHO IS AN INDIVIDUAL

IN WITNESS WHEREOF, the undersigned has executed this Agreement effective on the Effective Date.

____,
as Purchaser,

____
[*Purchaser's signature*]

<u>ACCEPTED:</u>

4SIGHT HEVA OPPORTUNITY ZONE FUND LLC, as the Company,

by 4SIGHT HEVA OPPORTUNITY ZONE MANGEMENT LLC, its Manager, with the unanimous consent of its board of managers, as evidenced below,

By: ________________________________
Name: Joe Solan
Title: Manager

By: ________________________________
Name: Gamal Walker
Title: Manager

By: ________________________________
Name: Harold Valestin
Title: Manager

EXHIBIT C: REGULATION D INVESTMENT AGREEMENT

[*see attached*]

INVESTMENT AGREEMENT

This Investment Agreement is dated as of ▮▮▮▮▮▮▮, 2021 (the "Effective Date") by and between 4Sight HEVA Opportunity Zone Fund LLC, a Delaware limited liability company (the "Company"), and the purchaser identified on the signature page hereto ("Purchaser"). Purchaser and the Company are sometimes referred to in this Agreement as the "Parties" and, each may be referred to as a "Party". Capitalized terms used but not defied in this Agreement shall have the meanings specified in

Background

Purchaser wishes to purchase limited liability company interest in the Company offered through www.mrcrowd.com (the "Site").

NOW, THEREFORE, acknowledging the receipt of adequate consideration and intending to be legally bound, the Parties hereby agree as follows:

1.   Defined Terms. Capitalized terms that are not otherwise defined in this Agreement have the meanings given to them in the Company's disclosure document, available at the Site. In this Agreement, we refer to the Company's disclosure document as the "Disclosure Document." We sometimes refer to the Company using terms like "we" or "us," and to Purchaser using terms like "you" or "your".

2.   Purchase of LLC Interest.

        (a)   Generally. Subject to Section 2(b) and the other terms and conditions of this Agreement, the Company hereby agrees to sell to Purchaser, and Purchaser hereby agrees to purchase from the Company, a limited liability company interest for $▮▮▮▮▮▮▮▮▮▮▮. We refer to your limited liability company interest as the "LLC Interest".

        (b)   Reduction for Oversubscription. If the Company receives subscriptions from qualified investors for more than the amount we are trying to raise, we may reduce your subscription and therefore the amount of your LLC Interest. We will notify you promptly if this happens.

3.   No Right to Cancel. You do not have the right to cancel your subscription or change your mind, even if the amount of your LLC Interest is reduced under Section 2(b). Once you sign this Agreement, you are obligated to purchase the LLC Interest. If we reject your subscription, any money you have given us will be returned to you.

4.   Our Right to Reject Investment. In contrast to Section 3, we have the right to reject your subscription for any reason or for no reason, in our sole discretion.

5.   No Certificate. You will not receive a paper certificate representing your LLC Interest.

6.   Your Promises. You promise to the Company that:

        (a)   Accuracy of Information. All of the information you have given to us at the Site is accurate and we may rely on it. If any of the information you have given to us changes before we accept your subscription, you will notify us immediately. If any of the information you have given to us is inaccurate and we are damaged (harmed) as a result, you will indemnify us, meaning you will pay any damages.

        (b)   Review of Information. You have read all of the information in the Disclosure Document, including all the exhibits and attachments. Without limiting that statement, you have reviewed the limited liability company agreement of the Company (the "LLC Agreement") and understand its terms, including those dealing with distributions.

(c)   Risks. You understand all of the risks of investing, including the risk that you could lose all of your money. Without limiting that statement, you have reviewed and understand all of the risks described in the Disclosure Document.

(d)   Accredited Investor. At least one of the following two statements is true:

(i)   FIRST STATEMENT: You are an individual and either:

(A)   Your net worth, excluding your principal residence, is at least $1,000,000; or

(B)   Your income has been at least $200,000 for each of the last two years and you expect it to be at least $200,000 this year; or

(1)   The combined income of you and your spouse has been at least $300,000 for each of the last two years and you expect it to be at least $300,000 this year.

(ii)   SECOND STATEMENT: You are otherwise an "accredited investor" within the meaning of 17 CFR §230.501(a).

(e)   No Representations. Nobody has made any promises or representations to you, except the information in the Disclosure Document. Nobody has guaranteed any financial outcome of your investment.

(f)   Opportunity to Ask Questions. You have had the opportunity to ask questions about the Company and the investment. All of your questions have been answered to your satisfaction.

(g)   Your Legal Power to Sign and Invest. You have the legal power to sign this Agreement and purchase the LLC Interest. Your investment will not violate any contract you have entered into with someone else.

(h)   Acting On Your Own Behalf. You are acting on your own behalf in purchasing the LLC Interest, not on behalf of anyone else.

(i)   Investment Purpose. You are purchasing the LLC Interest solely as an investment, not with an intent to re-sell or "distribute" any part of it.

(j)   Knowledge. You have enough knowledge, skill, and experience in business, financial, and investment matters to evaluate the merits and risks of the investment.

(k)   Financial Wherewithal. You can afford this investment, even if you lose your money. You don't need this money for your current needs, like rent or utilities.

(l)   No Government Approval. You understand that no state or federal authority has reviewed this Agreement or the LLC Interest or made any finding relating to the value or fairness of the investment.

(m)   Restrictions on Transfer. You understand that the LLC Interest may not be transferrable, and that securities laws also limit transfer. This means you will probably be required to hold the LLC Interest indefinitely.

(n)   No Advice. We have not provided you with any investment, financial, or tax advice. Instead, we have advised you to consult with your own legal and financial advisors and tax experts.

(o)   Tax Treatment. We have not promised you any particular tax outcome from owning the LLC Interest.

(p)   Past Performance. You understand that even if we have been successful in the past, this doesn't mean we will be successful with your LLC Interest.

(q)   Money Laundering. The money you are investing was not acquired from "money laundering" or other illegal activities. You will provide us with additional information relating to the source of the funds if we reasonably believe we are required to request such information by law.

(r)   Additional Documents. You will execute any additional documents we request if we reasonably believe those documents are necessary or appropriate and explain why.

(s)   Authority. If the Purchaser is an entity (for example, a partnership or corporation), then the individual signing this Agreement has the legal authority to do so.

7.   Confidentiality. The information on the Site, including the information in the Disclosure Document, is confidential. You will not reveal such information to anyone or use such information for your own benefit, except to purchase the LLC Interest.

8.   Re-Purchase of LLC Interest. If we decide that you provided us with inaccurate information or have otherwise violated your obligations, we may (but shall not be required to) repurchase your LLC Interest for an amount equal to the principal amount outstanding.

9.   Execution of LLC Agreement. By signing this Agreement, you are also signing the LLC Agreement, just as if you had signed a paper copy of the LLC Agreement.

10.   Governing Law. Your relationship with us shall be governed by Delaware law, without taking into account principles of conflicts of law.

11.   Arbitration.

(a)   Right to Arbitrate Claims. If any kind of legal claim arises between us, either of us will have the right to arbitrate the claim, rather than use the courts. There are only three exceptions to this rule: First, we will not invoke our right to arbitrate a claim you bring in Small Claims Court or an equivalent court, if any, so long as the claim is pending only in that court; Second, we have the right to seek an injunction in court if you violate or threaten to violate your obligations; and Third, claims arising under the LLC Agreement will be handled as provided in the LLC Agreement.

(b)   Place of Arbitration; Rules. All arbitration will be conducted in the State of New York in the City of New York, unless we agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in accordance with the rules of the American Arbitration Association.

(c)   Appeal of Award. Within 30 days of a final award by the single arbitrator, you or we may appeal the award for reconsideration by a three-arbitrator panel. If you or we appeal, the other party may cross-appeal within 30 days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

(d)   Effect of Award. Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

12.   No Class Action Claims. NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

13.   Consent to Electronic Delivery. You agree that we may deliver all notices, tax reports and other documents and information to you by email or another electronic delivery method we choose. You agree to tell us right away if you change your email address or home mailing address, so we can send information to the new address.

14.   Notices. All notices between us will be electronic. You will contact us by email at info@4sight-HEVA.com. We will contact you by email at the email address you used to register at the Site. Either of us may change our email address by notifying the other (by email). Any notice will be considered to have been received on the day it was sent by email, unless the recipient can demonstrate that a problem occurred with delivery. You should designate our email address as a "safe sender" so our emails do not get trapped in your spam filter.

15.   Limitations on Damages. WE WILL NOT BE LIABLE TO YOU FOR ANY LOST PROFITS OR SPECIAL, CONSEQUENTIAL, OR PUNITIVE DAMAGES, EVEN IF YOU TELL US YOU MIGHT INCUR THOSE DAMAGES. This means that at most, you can sue us for is the amount of your investment. You can't sue us for anything else.

16.   Waiver of Jury Trial Rights. IN ANY DISPUTE WITH US, YOU AGREE TO WAIVE YOUR RIGHT TO A TRIAL BY JURY. This means that any dispute will be heard by an arbitrator or a judge, not a jury.

17.   Miscellaneous Provisions.

(a)   No Transfer. You may not transfer your rights or obligations.

(b)   Right to Legal Fees. If we have a legal dispute with you, the losing party will pay the costs of the winning party, including reasonable legal fees.

(c) <u>Headings</u>. The headings used in this Agreement (*e.g.*, the word "Headings" in this paragraph), are used only for convenience and have no legal significance.

(d) <u>No Other Agreements</u>. This Agreement and the documents it refers to are the only agreements between us.

(e) <u>Electronic Signature</u>. You will sign this Agreement electronically, rather than physically.

[*signatures follow*]

SAMPLE SIGNATURE PAGE FOR AN INVESTOR WHO IS AN INDIVIDUAL

IN WITNESS WHEREOF, the undersigned has executed this Agreement effective on the Effective Date.

____,
as Purchaser,

____
[*Purchaser's signature*]

ACCEPTED:

4SIGHT HEVA OPPORTUNITY ZONE FUND LLC, as the Company,

by 4SIGHT HEVA OPPORTUNITY ZONE MANGEMENT LLC, its Manager, with the unanimous consent of its board of managers, as evidenced below,

By: ______________________________
Name: Joe Solan
Title: Manager

By: ______________________________
Name: Gamal Walker
Title: Manager

By: ______________________________
Name: Harold Valestin
Title: Manager

EXHIBIT D: 4SIGHT HEVA OPPORTUNITY ZONE FUND LLC

LLC AGREEMENT

[*see attached*]

LIMITED LIABILITY COMPANY AGREEMENT

OF

4SIGHT HEVA OPPORTUNITY ZONE FUND LLC

This Limited Liability Company Agreement (this "Agreement") dated as of October 13, 2021 (the "Effective Date") of 4Sight HEVA Opportunity Zone Fund LLC, a Delaware limited liability company (the "Company") between and among 4Sight HEVA Opportunity Zone Management LLC, a Delaware limited liability company ("Sponsor" or the "Manager"), and the Persons (the "Investor Members") who are admitted to the Company and designated as such by the Manager. Sponsor and the Investor Members are sometimes referred to as "Members" in this Agreement. Capitalized terms used but not defined in this Agreement shall have the meanings specified in Article I.

Background

WHEREAS, some or all of the Investor Members acquired their interests in the Company in an offering conducted pursuant to Regulation Crowdfunding (such regulation, "Regulation Crowding" and, the offering conducted in accordance therewith, the "Regulation Crowdfunding Offering") promulgated under the Securities Act of 1933, as amended (the "Securities Act"), which offering was conducted through www.mrcrowd.com (the "Site");

WHEREAS, some or all of the Investor Members acquired their interests in the Company in an offering conducted pursuant to Rule 506 of Regulation D (such rule, "Rule 506" and, such regulation, "Regulation D" and, the offering conducted in accordance therewith, the "Rule 506 Offering " and, the Rule 506 Offering, together with the Regulation Crowdfunding Offering, the "Offerings" and, each, an "Offering"); and

WHEREAS, the Members own all of the limited liability company interests of the Company and wish to set forth their understandings concerning the ownership and operation of the Company in this Agreement, which they intend to be the "limited liability company agreement" of the Company within the meaning of Section 18-101(9) of the Delaware Limited Liability Company Act (the "Act")

NOW, THEREFORE, acknowledging the receipt of adequate consideration and intending to be legally bound, the parties agree as follows:

Article I

Definitions

Section I.01   Certain Definitions. As used in this Agreement, the following terms shall have the following meanings:

"Affiliate" of any Person means any Person that directly, or indirectly through one or more intermediaries, controls, or is controlled by or is under common control with the Person specified, where control means the direct or indirect ownership of fifty (50) percent or more of the ownership interests in the controlled Person, or the shares or interests that are entitled to vote for the directors or managers (or similar governors) of the controlled Person, or the actual ability to direct and control the management of the controlled Person and with respect to Person who is a natural person, such Person's immediate family members (excluding family members who do not reside in the same household).

"<u>Available Assets</u>" means, for any period or time of determination, the excess of cash and other property to be Distributed pursuant to <u>Article V</u> over the sum of Organizational Expenses, Operating Expenses, amounts paid or payable in respect of any loan, liabilities or other Indebtedness of the Company, the amount of reserves established by the Manager and amounts payable to the Manager and its Affiliates pursuant to <u>Section 6.01(j)</u>, in each case as determined by the Manager.

"<u>Distributable Cash</u>" means any and all cash received by the Company together with any other miscellaneous receipts or revenues of the Company, excluding Capital Contributions, to the extent that such cash constitutes Available Assets.

"<u>Family Group</u>" means, with respect to any Person who is a natural person, such Person's siblings or spouse and their respective ancestors and/or descendants (including in each case adoptive relationships and stepchildren), and the spouses of each such natural persons, and any trust solely for the benefit of such Person, such Person's siblings or spouse, and their respective ancestors and/or descendants (including in each case adoptive relationships and stepchildren), and the spouses of each such Persons who are natural persons.

"<u>Indebtedness</u>" means, without duplication and with respect to any Person, all: indebtedness for borrowed money; obligations for the deferred purchase price of property or services, long or short-term obligations evidenced by notes, bonds, debentures or other similar instruments; obligations under any interest rate, currency swap or other hedging agreement or arrangement; capital lease obligations; reimbursement obligations under any letter of credit, banker's acceptance or similar credit transactions; guarantees made by such Person on behalf of any third party in respect of obligations of the kind referred to in the foregoing <u>clauses (a)</u> through <u>(f)</u>; and any unpaid interest, prepayment penalties, premiums, costs and fees that would arise or become due as a result of the prepayment of any of the obligations referred to in the foregoing <u>clauses (a)</u> through <u>(g)</u>.

"<u>Investment Agreement</u>" means the investment agreement substantially in the form attached as <u>Exhibit B</u>, or any other subscription agreement, membership interest purchase agreement or any similar agreement, in each case approved by the Manager, and executed and delivered by an Investor Member, on the one hand, and the Company, on the other hand, pursuant to which an Investor Member subscribes for and the Company issues to such Investor Member such Investor Member's Limited Liability Company Interest in the Company.

"<u>Investments</u>" means investments by the Company in real property.

"<u>Operating Expenses</u>" means, all third-party costs and expenses of maintaining the operations of the Company and appraising and valuing, acquiring, maintaining, financing, managing and disposing of any Investment, including broken deal expenses, including, without limitation, taxes, fees and other governmental charges levied against the Company; insurance; administrative and research fees; expenses of outside advisors, counsel, accountants, auditors, administrators and other consultants and professionals; technological expenses; interest on and fees, costs and expenses arising out of all financings entered into by the Company (including, without limitation, those of lenders, investment banks, and other financing sources); travel expenses; litigation expenses (including the amount of any judgments or settlements paid in connection therewith); winding up and liquidation expenses; expenses incurred in connection with any tax audit, investigation, settlement or review; expenses associated with meetings of or communications with the Members and the preparation and distribution of reports, financial statements, tax returns and K-1s to the Members; indemnification and other unreimbursed expenses; and any extraordinary expenses to the extent not reimbursed or paid by insurance, but specifically excluding Organizational Expenses and amounts payable pursuant to <u>Section 6.01(j)</u>.

"<u>Organizational Expenses</u>" means the Company's all out-of-pocket expenses incurred in connection with the organization and formation of the Company and other related entities organized by Sponsor or its Affiliates and the offering of the interests therein, including, without limitation, legal and accounting fees and expenses; printing costs; filing fees; and the transportation, meal, and lodging expenses of the personnel of Sponsor.

"<u>Person</u>" means an individual, corporation, partnership, company, limited liability company, syndicate, person (including, without limitation, a "person" as defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended), trust, association, organization or other entity or Governmental Authority.

"<u>Preferred Return</u>" means an annual, cumulative, non-compounding return of eight percent (8%) per year on the Capital Contribution of each Investor Member.

"<u>Prime Rate</u>" means, as of any date of determination, the most recently published "Prime Rate" in the New York City edition of the Wall Street Journal.

Section I.02   <u>Certain Other Definitions</u>. The following terms are defined in the respective Sections of this Agreement indicated below.

<u>Defined Term</u>	<u>Section</u>
Acquisition Fee	Section 6.01(j)(i)
Acquisition Transaction	Section 6.01(j)(i)
Act	*Recitals*
Agreement	*Preamble*
BBA	Section 8.06(a)
BBA Procedures	Section 8.06(c)
Capital Account	Section 4.02
Capital Contributions	Section 3.01
Code	Section 3.03(a)
Company	*Preamble*
Company Representative	Section 8.06(a)
Covered Persons	Section 7.02(a)
Deferred Management Fees	Section 6.01(j)(ii)(B)
Effective Date	*Preamble*
Gross Consideration Amount	*Exhibit A*
Initial Management Fee	Section 6.01(j)(ii)(A)
Initial Management Fee Term	Section 6.01(j)(ii)(A)
Investor Limited Liability Company Interest	Section 4.01
Investor Members	*Preamble*
Issuance Items	Section 5.02(c)

Article II

Formation of Limited Liability Company

Section II.01   Formation. The Company has been formed in accordance with and pursuant to the Act for the purpose set forth below. The rights and obligations of the Members to one another and to third parties shall be governed by the Act except that, in accordance with 6 Del. C. 18-1101(b), conflicts between provisions of the Act and provisions in this Agreement shall be resolved in favor of the provisions in this Agreement except where the provisions of the Act may not be varied by contract as a matter of law.

Section II.02   Name. The name of the Company is:

4Sight HEVA Opportunity Zone Fund LLC

Section II.03   Purpose.   Subject to the limitations set forth herein, the business and purposes of the Company shall be directly and indirectly to acquire, hold, maintain, operate, improve, develop, renovate, expand, originate, use, lease, finance, manage and dispose of real property identified by or on behalf of the Manager, and to engage in any and all activities as are related or incidental to the foregoing, as determined by the Manager in its sole discretion.

(a)   The Company is expressly organized "for the purpose of investing in qualified opportunity zone property" within the meaning of 26 U.S.C. §§ 1400Z-1 - 1400Z-2 (the "Opportunity Zone Law") and the rules and regulations promulgated thereunder (the "Opportunity Zone Rules and Regulations" and, together with the Opportunity Zone Law, the "Opportunity Zone Provisions"). The Company may also engage in any other lawful activity for which a partnership may be organized in the State of Delaware.

(b)   The Company shall have the power to do anything and everything necessary, suitable or proper for the accomplishment of or in furtherance of any of the purposes set forth herein. The Company may enter into contracts, incur Indebtedness, sell, lease, or encumber any or all of its property, engage the services of others, enter into joint ventures, and to do every other act or acts, thing or things, incidental or appurtenant to or arising from or connected with any of such purposes.

Section II.04   Fiscal Year. The fiscal and taxable year of the Company shall be the calendar year, or such other period as the Manager determines.

Article III

Contributions and Loans

Section III.01 Initial Contributions. The Manager has not made any contribution to the capital of the Company. Each Investor Member has made a capital contribution to the Company pursuant to an Investment Agreement executed by such Investor Member. All contributions to the capital of the Company are referred to as "Capital Contributions"

Section III.02 Other Required Contributions. No Member shall have the obligation to contribute any capital to the Company beyond the Capital Contributions described in Section 3.01. Without limitation, no such Member shall, upon dissolution of the Company or otherwise, be required to restore any deficit in such Member's capital account.

Section III.03 Loans.   In General. Sponsor or its Affiliates, may, but shall not be required to, lend money to the Company in their sole discretion. No other Member may lend money to the Company without the prior written consent of the Manager. Subject to applicable state laws regarding maximum allowable rates of interest, loans made by any Member to the Company pursuant to Section 3.03(a) ("Member Loans") shall bear interest at the higher of (i) 8% per year, or (ii) the minimum rate necessary to avoid "imputed interest" under section 7872 or other applicable provisions of the Internal Revenue Code of 1986, as amended (the "Code"). Such loans shall be payable as provided in the instrument or agreement providing for or the promissory note evidencing such loans, as the case may be.

(a)   Repayment of Loans. After payment of current and past-due debt service on liabilities of the Company other than Member Loans, and all operating expenses of the Company, the Company shall pay the current and past-due debt service on any outstanding Member Loans before distributing any amount to any Member pursuant to Article V. Such loans shall be repaid pro rata, paying all past-due interest first, then all past-due principal, then all current interest, and then all current principal.

<u>Section III.04 Other Provisions on Capital Contributions</u>. Except as otherwise provided in this Agreement or by law:

        (a)   No Member shall be required to contribute any additional capital to the Company;

        (b)   No Member may withdraw any part of his capital from the Company;

        (c)   No Member shall be required to make any loans to the Company;

        (d)   Loans by a Member to the Company shall not be considered a contribution of capital, shall not increase the capital account of the lending Member, and shall not result in the adjustment of the Percentage Interest owned by a Member, and the repayment of such loans by the Company shall not decrease the capital accounts of the Members making the loans;

        (e)   No interest shall be paid on any initial or additional capital contributed to the Company by any Member;

        (f)   Under any circumstance requiring a return of all or any portion of a capital contribution, no Member shall have the right to receive property other than cash; and

        (g)   No Member shall be liable to any other Member for the return of his, her or its capital.

<u>Section III.05 No Third-Party Beneficiaries</u>. Any obligation or right of the Members to contribute capital under the terms of this Agreement does not confer any rights or benefits to or upon any Person who is not a party to this Agreement.

Article IV

<u>Limited Liability Company Interests; Voting; Capital Accounts</u>

<u>Section IV.01 Limited Liability Company Interests</u> .   Investor Limited Liability Company Interests.   The Company shall have one (1) class of authorized Limited Liability Company Interest: an Investor Limited Liability Company Interest ("<u>Investor Limited Liability Company Interest</u>"); and

        (a)   <u>No Certificates</u>. Limited Liability Company Interests shall not be represented by units unless determined otherwise by the Board of Managers.

        (b)   <u>Voting</u>. Limited Liability Company Interests held by Investor Members shall not be entitled to vote on any matter requiring the vote of members of the Company; <u>provided</u>, that this <u>Section 4.01(c)</u> shall not restrict the exercise by any such holder of any right provided to holders under <u>Section 12.01</u>.

        (c)   <u>Percentage Interests</u>. Initially, the percentage interest ("<u>Percentage Interests</u>") of each Member shall be equal to a percentage equal to the Capital Contribution of such Member divided by the aggregate Capital Contributions of all of the Members. However, the Manager may adjust the Percentage Interests of the Members (i) to reflect the addition of additional Investor Members, or (ii) otherwise to carry out the purposes of this Agreement. The Manager may not, however, adjust the Percentage Interest of any Investor Member relative to Sponsor or any other Investor Member, except in the case of additional Capital Contributions.

Section IV.02 Capital Accounts. A capital account (a "Capital Account") shall be established and maintained for each Member. Each Member's Capital Account shall initially be credited with the amount of his, her or its Capital Contribution. Thereafter, the Capital Account of a Member shall be increased by the amount of any additional contributions of the Member and the amount of income or gain allocated to the Member and decreased by the amount of any distributions to the Member and the amount of loss or deduction allocated to the Member, including expenditures of the Company described in section 705(a)(2)(B) of the Code. Unless otherwise specifically provided herein, the capital accounts of the Members shall be adjusted and maintained in accordance with Code section 704 and the regulations thereunder.

Article V

Distributions and Allocations

Section V.01   Distributions.   General. Subject to Section 5.01(c), the Company shall make distributions of Distributable Cash as and when determined by the Manager in its sole discretion. In determining whether or when to make distributions, or how much Distributable Cash to distribute, the Manager may take into account or consider any factor it determines to be relevant, including but not limited to the operation and effect of the Opportunity Zone Provisions. When the Manager determines to make distributions, the Company shall distribute its Distributable Cash to each Member as follows:

> (i)   Return of Capital: First, 100% to such Investor Member until distributions to such Investor Member on a cumulative basis pursuant to this Section 5.01(a)(i) equal such Investor Member's Capital Contributions.

> (ii)   Preferred Return: Second, 100% to such Investor Member until distributions to such Investor Member of Distributable Cash on a cumulative basis pursuant to this Section 5.01(a)(ii) equal the Preferred Return;

> (iii)   Catch Up: Third, 100% to Sponsor until distributions of Distributable Cash to Sponsor on a cumulative basis equal 25% of all distributions of Distributable Cash made pursuant to Section 5.01(a)(ii) and this Section 5.01(a)(iii); and

> (iv)   75/25 Split: Any balance, 75% to such Investor Member and 25% to Sponsor.

> (b)   Distributions Among Investor Members. Any distributions made to Investor Members as a group pursuant to Section 5.01(a) shall be made among the Investor Members in accordance with their respective Percentage Interests.

> (c)   Distributions to Pay Personal Tax Liabilities. In the event that the Company recognizes net gain or income for any taxable year, the Company shall, taking into account its financial condition and other commitments, make a good faith effort to distribute to each Member, no later than April 15th of the following year, an amount equal to the net gain or income allocated to such Member, multi   plied by the highest marginal tax rate for individuals then in effect under section 1 of the Code plus the highest rate then in effect under applicable state law, if such amount has not already been distributed

to such Member pursuant to Section 5.01(a). If any Member receives a smaller or larger distribution pursuant to this Section 5.01(c) than he, she or it would have received had the same aggregate amount been distributed pursuant to Section 5.01(a), then subsequent distributions shall be adjusted accordingly.

(d)   Tax Withholding. To the extent the Company is required to pay over any amount to any federal, state, local or foreign governmental authority with respect to distributions or allocations to any Member, the amount withheld shall be deemed to be a distribution in the amount of the withholding to that Member. If the amount paid over was not withheld from an actual distribution, (i) the Company shall be entitled to withhold such amounts from subsequent distributions, and (ii) if no such subsequent distributions are anticipated for six (6) months, the Member shall, at the request of the Company, promptly reimburse the Company for the amount paid over.

(e)   Assets Distributed in Kind. If the Company distributes non-cash assets to the Members, including but not limited to promissory notes, each Member shall receive a pro rata share of such non- cash assets.

(f)   Manner of Distribution. All distributions to the Members will be made as Automated Clearing House (ACH) deposits into an account designated by each Member. If a Member does not authorize the Company to make such ACH distributions into a designated Member account, distributions to such Member will be made by check and mailed to such Member after deduction by the Company from each check of a Fifty Dollar ($50) processing fee.

(g)   Other Rules Governing Distributions. No distribution prohibited by 6 Del. C. §18-607 or not specifically authorized under this Agreement shall be made by the Company to any Member in his, her or its capacity as a Member. A Member who receives a distribution prohibited by 6 Del. C. §18-607 shall be liable as provided therein.

Section V.02   Allocations of Profits and Losses.   General Rule: Allocations Follow Cash. The Company shall seek to allocate its income, gains, losses, deductions, and expenses ("Tax Items") in a manner so that (i) such allocations have "substantial economic effect" as defined in section 704(b) of the Code and the regulations issued thereunder (the "Regulations") and otherwise comply with applicable tax laws; (ii) each Member is allocated income equal to the sum of (A) the losses he, she, or it is allocated, and (B) the cash profits he, she, or it receives; and (iii) after taking into account the allocations for each year as well as such factors as the value of the Company's assets, the allocations likely to be made to each Member in the future, and the distributions each Member is likely to receive, the balance of each Member's Capital Account at the time of the liquidation of the Company will be equal to the amount such Member is entitled to receive pursuant to this Agreement. That is, the allocation of the Company's Tax Items, should, to the extent reasonably possible, following the actual and anticipated distributions of cash, in the discretion of the Manager. In making allocations the Manager shall use reasonable efforts to comply with applicable tax laws, including without limitation through incorporation of a "qualified income offset," a "gross income allocation," and a "minimum gain chargeback," as such terms or concepts are specified in the Regulations. The Manager shall be conclusively deemed to have used reasonable effort if it has sought and obtained advice from counsel.

(a)   Losses and Income Attributable to Member Loans. In the event the Company recognizes a loss attributable to loans from the Members, then such loss, as well as any income recognized by the Company as a result of the repayment of such loan (including debt forgiveness income), shall be allocated to the Member(s) making such loan.

(b)   Allocations Relating to Taxable Issuance of Interest. Any income, gain, loss, or deduction realized as a direct or indirect result of the issuance of an interest in the Company by the Company to a Member (the "Issuance Items") shall be allocated among the Members so that, to the extent possible, the net amount of such Issuance Items, together with all other allocations under this Agreement to each Member, shall be equal to the net amount that would have been allocated to each such Member if the Issuance Items had not been realized.

(c)   Section 754 Election. The Company may, but shall not be required to, make an election under section 754 of the Code at the request of any Member. The Company may condition its consent to make such an election on the agreement of the requesting Member to pay directly or reimburse the Company for any costs incurred in connection with such election or the calculations required as a result of such an election.

(d)   Pre-Distribution Adjustment. In the event property of the Company is distributed to one or more the Members in kind, there shall be allocated to the Members the amount of income, gain or loss which the Company would have recognized had such property been sold for its fair market value on the date of the distribution, to the extent such income, gain or loss has not previously been allocated among the Members. The allocation described in this section is referred to as the "Pre-Distribution Adjustment"

Article VI

Management

Section VI.01 Management by Manager.   In General. The business and affairs of the Company shall be directed, managed, and controlled by the Manager.

(a)   Powers of Manager. The Manager shall have full and complete authority, power and discretion to manage and control the business, affairs and properties of the Company, to make all decisions regarding those matters, to execute any contracts or other instruments on behalf of the Company, and to perform any and all other acts or activities customary or incidental to the management of the Company's business including but limited to as contemplated by Section 2.03(c).

(b)   Examples of Manager's Authority.   Without limiting the grant of authority set forth in Section 6.01(b), the Manager shall have the power to admit Investor Members to the Company; engage the services of third parties to perform services; enter into leases and any other contracts of any kind; incur Indebtedness on behalf of the Company, whether to banks or other lenders; determine the timing and amount of distributions; determine the information to be provided to the Members; grant liens and other encumbrances on the Company's assets; file and settle lawsuits on behalf of the Company; file a petition in bankruptcy; sell or otherwise dispose of all or substantially all of the Company's business or assets, including but not limited to the Properties or the

Company's interest in the Property Companies, in the ordinary course of business or otherwise; discontinue the business of the Company or any subsidiary; and dissolve the Company.

(i)   The Manager is expressly authorized to "recycle" investments by disposing of any investment and reinvesting or redeploying the proceeds therefrom in its sole discretion without having to distribute such proceeds at the time of such disposition in accordance with Article V.

(ii)   The Manager is expressly authorized to consummate additional equity financings by selling limited liability company interests in the Company to investors other than the Investor Members.

(iii)   The Manager will seek to optimate the tax benefits made available by the Opportunity Zone Provisions by timing distributions and other activity in view of whether, when and how the Members may benefit from the capital gains tax deferral or capital gains tax exemptions that may be available under the Opportunity Zone Provisions; provided, however, that a failure by the Manager to maximize such benefits shall not, in the absence of gross negligence or willful misconduct on the part of the Manager or any of its managers and officers, give rise to any breach of any obligation or duty the Manager owes or may owe to the Members pursuant to this Agreement or the Act.

(c)   Resignation. A Manager may resign at any time by giving written notice to all of the Members. The resignation of a Manager shall take effect upon receipt of notice thereof or at such later time as shall be specified in such notice; and, unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective. The resignation of a Manager shall not affect his rights as a Member and shall not constitute a withdrawal of a Member.

(d)   Standard of Care. The Manager shall conduct the Company's business using its business judgment.

(e)   Appointment of Manager. In the event of the resignation of a Manager, a new Manager shall be appointed by Members owning a majority of the Limited Liability Company Interests.

(f)   Restrictions on Members. Except as expressly provided otherwise in this Agreement, Members who are not also the Manager shall not be entitled to participate in the management or control of the Company, nor shall any such Member hold himself out as having such authority. Unless authorized to do so by the Manager, no attorney-in-fact, employee or other agent of the Company shall have any power or authority to bind the Company in any way, to pledge its credit or to render it liable pecuniarily for any purpose. No Member shall have any power or authority to bind the Company unless the Member has been authorized by the Manager in writing to act as an agent of the Company in accordance with the previous sentence.

(g)   Officers.   The Manager may, from time to time, designate one or more persons to serve as officers (each, an "Officer") of the Company, with such titles, responsibilities, compensation, and terms of office as the Manager may designate. Each

Officer may from time to time open and manage bank accounts in the name of the Company. Each Officer may execute, for and on behalf of the Company, leases, contracts, agreements, instruments, promissory notes, indentures, deeds, mortgages (including, without limitation, deeds of trust, financing statements, chattel mortgages, pledges, conditional sales contracts, and similar security instruments), or other legal documents, all of which instruments when so executed by such Officer shall be valid and binding upon the Company without any liability or obligation on the part of any third party to inquire as to the authority of the Officer to so act. Any action taken by any Officer shall constitute the act of and serve to bind the Company. Persons dealing with the Company are entitled to rely conclusively on the power and authority of any Officer as set forth in this Agreement. Each Officer shall serve at the pleasure of the Manager; provided, however, that Solan, Walker and Valestin may not be removed as an Officer for any reason other than Cause.

(i)   Each of the individuals in the table below are hereby appointed to the act as an Officer of the Company bearing the title set forth opposite such individual's name.

Individual	Title
Joe Solan	Managing Partner
Gamal Walker	Managing Partner
Harold Valestin	Managing Partner

(h)   Time Commitment. The Manager shall devote such time to the business and affairs of the Company as the Manager may determine in its sole and absolute discretion.

(i)   Compensation of Manager and its Affiliates.

(i)   Acquisition Fee. Upon the consummation by the Company of any transaction pursuant to which it acquires any ownership interest in any real property (any such transaction, an "Acquisition Transaction"), the Manager will receive an acquisition fee ("Acquisition Fee") calculated and payable in the manner set forth on Exhibit A attached hereto.

(ii)   Management Fee. The Manager will receive an annual management fee (the "Management Fee"). The Management Fee payable hereunder shall be an amount equal to two percent (2%) of the aggregate Capital Contributions made to the Company. The Management Fee shall be payable for each year of the Company between the Initial Closing Date and the date the Company is dissolved pursuant to Article X (such date, the "Termination Date").

(A)   Initial Management Fee. The Management Fees payable for each of the three years following the Initial Closing Date shall be paid in the aggregate on the Initial Closing Date (such fee, "Initial Management Fee" and, the period between the Initial Closing Date and the three-year anniversary thereof, the "Initial Management Fee Term") and shall be deducted from all proceeds received by the Company in connection with the Initial Closing.

(B)   Other Management Fees. Management Fees that are payable in connection with years following the expiration of the Initial Management Fee Term shall be payable in advance, at the beginning of each such year. The payment of such Management Fees may in the determination of the Manager be deferred until the Company receives proceeds in connection with the disposition of any asset held by or the Company otherwise the Company experiences a liquidity event (such deferred Management Fees, "Deferred Management Fees"). Deferred Management Fees shall accrue interest, compounded semi-annually, at the Prime Rate.

(iii)   Fees for Other Services. The Manager may engage itself or its affiliates to perform services on behalf of the Company; provided, that any compensation paid by the Company for such services shall be fair to the Company, comparable to the compensation that would be paid to unrelated parties, and promptly disclosed to all of the Members.

Article VII

Other Business; Indemnification; Confidentiality

Section VII.01 Other Businesses. Each Member and Manager may engage in any business whatsoever, including a business that is competitive with the business of the Company, and the other Members shall have no interest in such businesses and no claims on account of such businesses, whether such claims arise under the doctrine of "corporate opportunity," an alleged fiduciary obligation owed to the Company or its members, or otherwise.

Section VII.02 Exculpation and Indemnification.

(a)   Exculpation.   Covered Persons. As used in this Section 7.02, the term "Covered Person" means the Manager and its Affiliates and the officers, employees, and agents of the Company, acting within the scope of their authority.

(i)   Standard of Care. No Covered Person shall be liable to the Company for any loss, damage or claim incurred by reason of any action taken or omitted to be taken by such Covered Person in the good-faith business judgment of such Covered Person, so long as such action or omission does not constitute fraud or willful misconduct by such Covered Person.

(ii)   Good Faith Reliance. A Covered Person shall be fully protected in relying in good faith upon the records of the Company and upon such information, opinions, reports, or statements (including financial statements and information) of the following Persons: another Covered Person; any attorney, independent accountant, appraiser, or other expert or professional employed or engaged by or on behalf of the Company; or any other Person selected in good faith by or on behalf of the Company, in each case as to matters that such relying Covered Person reasonably believes to be within such other Person's professional or expert competence. The preceding sentence shall in no way limit any Person's right to rely on information to the extent provided in the Act.

(b)   <u>Liabilities and Duties of Covered Persons</u>.   <u>Limitation of Liability</u>. This Agreement is not intended to, and does not, create or impose any fiduciary duty on any Covered Person. Furthermore, each Member and the Company hereby waives any and all fiduciary duties that, absent such waiver, may be implied by applicable law, and in doing so, acknowledges and agrees that the duties and obligation of each Covered Person to each other and to the Company are only as expressly set forth in this Agreement. The provisions of this Agreement, to the extent that they restrict the duties and liabilities of a Covered Person otherwise existing at law or in equity, are agreed by the Members to replace such other duties and liabilities of such Covered Person.

(i)   <u>Duties</u>. Whenever a Covered Person is permitted or required to make a decision, the Covered Person shall be entitled to consider only such interests and factors as such Covered Person desires, including its own interests, and shall have no duty or obligation to give any consideration to any interest of or factors affecting the Company or any other Person. Whenever in this Agreement a Covered Person is permitted or required to make a decision in such Covered Person's "good faith," the Covered Person shall act under such express standard and shall not be subject to any other or different standard imposed by this Agreement or any other applicable law.

(c)   <u>Indemnification</u>.   <u>Indemnification</u>. To the fullest extent permitted by the Act, as the same now exists or may hereafter be amended, substituted or replaced (but, in the case of any such amendment, substitution or replacement only to the extent that such amendment, substitution or replacement permits the Company to provide broader indemnification rights than the Act permitted the Company to provide prior to such amendment, substitution or replacement), the Company shall indemnify, hold harmless, defend, pay and reimburse any Covered Person against any and all losses, claims, damages, judgments, fines or liabilities, including reasonable legal fees or other expenses incurred in investigating or defending against such losses, claims, damages, judgments, fines or liabilities, and any amounts expended in settlement of any claims (collectively, "<u>Losses</u>") to which such Covered Person may become subject by reason of any act or omission or alleged act or omission performed or omitted to be performed by such Covered Person on behalf of the Company in connection with the business of the Company; <u>provided</u>, that (i) such Covered Person acted in good faith and in a manner believed by such Covered Person to be in, or not opposed to, the best interests of the Company and, with respect to any criminal proceeding, had no reasonable cause to believe his conduct was unlawful, and (ii) such Covered Person's conduct did not constitute fraud or willful misconduct, in either case as determined by a final, non-appealable order of a court of competent jurisdiction. In connection with the foregoing, the termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the Covered Person did not act in good faith or, with respect to any criminal proceeding, had reasonable cause to believe that such Covered Person's conduct was unlawful, or that the Covered Person's conduct constituted fraud or willful misconduct.

(i) Reimbursement. The Company shall promptly reimburse (and/or advance to the extent reasonably required) each Covered Person for reasonable legal or other expenses (as incurred) of such Covered Person in connection with investigating, preparing to defend or defending any claim, lawsuit or other proceeding relating to any Losses for which such Covered Person may be indemnified pursuant to this Section 7.02(c); provided, that if it is finally judicially determined that such Covered Person is not entitled to the indemnification provided by this Section 7.02(c), then such Covered Person shall promptly reimburse the Company for any reimbursed or advanced expenses.

(ii) Entitlement to Indemnity. The indemnification provided by this Section 7.02(c) shall not be deemed exclusive of any other rights to indemnification to which those seeking indemnification may be entitled under any agreement or otherwise. The provisions of this Section 7.02(c) shall continue to afford protection to each Covered Person regardless whether such Covered Person remains in the position or capacity pursuant to which such Covered Person became entitled to indemnification under this Section 7.02(c) and shall inure to the benefit of the executors, administrators, and legal representative of such Covered Person.

(iii) Insurance. To the extent available on commercially reasonable terms, the Company may purchase, at its expense, insurance to cover Losses covered by the foregoing indemnification provisions and to otherwise cover Losses for any breach or alleged breach by any Covered Person of such Covered Person's duties in such amount and with such deductibles as the Manager may determine; provided, that the failure to obtain such insurance shall not affect the right to indemnification of any Covered Person under the indemnification provisions contained herein, including the right to be reimbursed or advanced expenses or otherwise indemnified for Losses hereunder. If any Covered Person recovers any amounts in respect of any Losses from any insurance coverage, then such Covered Person shall, to the extent that such recovery is duplicative, reimburse the Company for any amounts previously paid to such Covered Person by the Company in respect of such Losses.

(iv) Funding of Indemnification Obligation. Any indemnification by the Company pursuant to this Section 7.02(c) shall be provided out of and to the extent of Company assets only, and no Member shall have personal liability on account thereof or shall be required to make additional capital contributions to help satisfy such indemnification obligation.

(v) Savings Clause. If this Section 7.02(c) or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the Company shall nevertheless indemnify and hold harmless each Covered Person pursuant to this Section 7.02(c) to the fullest extent permitted by any applicable portion of this Section 7.02(c) that shall not have been invalidated and to the fullest extent permitted by applicable law.

(d)   Amendment. The provisions of this Section 7.02 shall be a contract between the Company, on the one hand, and each Covered Person who served in such capacity at any time while this section is in effect, on the other hand, pursuant to which the Company and each such Covered Person intend to be legally bound. No amendment, modification or repeal of this section that adversely affects the rights of a Covered Person to indemnification for Losses incurred or relating to a state of facts existing prior to such amendment, modification or repeal shall apply in such a way as to eliminate or reduce such Covered Person's entitlement to indemnification for such Losses without the Covered Person's prior written consent.

(e)   Survival. The provisions of this Section 7.02 shall survive the dissolution, liquidation, winding up, and termination of the Company.

Section VII.03 Confidentiality. For as long as he, she, or it owns an interest in the Company and at all times thereafter, no Investor Member shall divulge to any Person, or use for his, her or its own benefit or the benefit of any Person, any information of the Company of a confidential or proprietary nature, including, but not limited to financial information; designs, drawings, plans, and specifications; the business methods, systems, or practices used by the Company; and the identity of the Company's Members, customers, or suppliers. The foregoing shall not apply to information that is in the public domain or that an Investor Member is required to disclose by legal process.

Article VIII

Bank Accounts; Books of Account; Reports

Section VIII.01   Bank Accounts. Funds of the Company may be deposited in accounts at banks or other institutions selected by the Manager. Withdrawals from any such account or accounts shall be made in the Company's name upon the signature of such Persons as the Manager may designate. Funds in any such account shall not be commingled with the funds of any Member.

Section VIII.02   Books and Records of Account. The Company shall keep at its principal offices books and records of account of the Company which shall reflect a full and accurate record of each transaction of the Company.

Section VIII.03   Annual Financial Statements and Reports. Within a 90 days following after the close of each fiscal year, the Company shall furnish to each Member with respect to such fiscal year a statement showing in reasonable detail the computation of the amount distributed under Section 5.01, a balance sheet of the Company, a statement of income and expenses, and such information from the Company's annual information return as is necessary for the Members to prepare their Federal, state and local income tax returns. The financial statements of the Company need not be audited by an independent certified public accounting firm unless the Manager so elects.

Section VIII.04   Reports Required by Law. If the Company has engaged in an offering exempt from registration under section 4(a)(6) of the Securities Act, then the Company shall provide all Investor Members (not just those who acquired their Limited Liability Company

Interest in a particular offering) with information as required by 17 CFR 227.202, in addition to the information required by Section 8.03.

Section VIII.05   Right of Inspection.   In General. If a Member wishes additional information or to inspect the books and records of the Company for a bona fide purpose, the following procedure shall be followed: such Member shall notify the Manager, setting forth in reasonable detail the information requested and the reason for the request; within sixty (60) days after such a request, the Manager shall respond to the request by either providing the information requested or scheduling a date (not more than 90 days after the initial request) for the Member to inspect the Company's records; any inspection of the Company's records shall be at the sole cost and expense of the requesting Member; and the requesting Member shall reimburse the Company for any reasonable costs incurred by the Company in responding to the Member's request and making information available to the Member.

    (a)   Bona Fide Purpose. The Manager shall not be required to respond to a request for information or to inspect the books and records of the Company if the Manager believes such request is made to harass the Company or the Manager, to seek confidential information about the Company, or for any other purpose other than a bona fide purpose.

    (b)   Representative. An inspection of the Company's books and records may be conducted by an authorized representative of a Member; provided, that such authorized representative is (i) (A) an attorney or (B) a licensed certified public accountant and (ii) otherwise reasonably satisfactory to the Manager.

    (c)   Restrictions. The following restrictions shall apply to any request for information or to inspect the books and records of the Company:

        (i)   No Member shall have a right to a list of the Investor Members or any information regarding the Investor Members.

        (ii)   Before providing additional information or allowing a Member to inspect the Company's records, the Manager may require such Member to execute a confidentiality agreement satisfactory to the Manager.

        (iii)   No Member shall have the right to any trade secrets of the Company or any other information the Manager deems highly sensitive and confidential.

        (iv)   No Member may review the books and records of the Company more than once during any twelve (12) month period.

        (v)   Any review of the Company's books and records shall be scheduled in a manner to minimize disruption to the Company's business.

        (vi)   A representative of the Company may be present at any inspection of the Company's books and records.

        (vii)   If more than one Member has asked to review the Company's books and records, the Manager may require the requesting Members to consolidate their request and appoint a single representative to conduct such review on behalf of all requested Members.

(viii)   The Manager may impose additional reasonable restrictions for the purpose of protecting the Company and the Members.

Section VIII.06   Tax Matters. Designation. The Manager shall be designated as the "tax matters partner" (as defined in Code Section 6231 before it was amended by the Bipartisan Budget Act of 2015 ("BBA")) (the "Tax Matters Partner") and, for tax years beginning on or after January 1, 2018, the "Company representative" (the "Company Representative") as provided in Code section 6223(a) (as amended by the BBA). Any expenses incurred by the Manager in carrying out its responsibilities and duties as Tax Matters Partner or Company Representative shall be an expense of the Company.

(a)   Examinations and Audits. The Tax Matters Partner and Company Representative are authorized to represent the Company in connection with all examinations of the affairs of the Company by any taxing authority, including any resulting administrative and judicial proceedings, and to expend funds of the Company for professional services and costs associated therewith. Each Member agrees to cooperate with the Tax Matters Partner and Company Representative and to do or refrain from doing any or all things reasonably requested by the Tax Matters Partner or Company Representative with respect to the conduct of examinations by taxing authorities and any resulting proceedings. Each Member agrees that any action taken by the Tax Matters Partner or Company Representative in connection with audits of the Company shall be binding upon such Members and that such Member shall not independently act with respect to tax audits or tax litigation affecting the Company. The Tax Matters Partner and Company Representative shall have sole discretion to determine whether the Company (either on its own behalf or on behalf of the Members) will contest or continue to contest any tax deficiencies assessed or proposed to be assessed by any taxing authority.

(b)   Elections and Procedures. In the event of an audit of the Company that is subject to the Company audit procedures enacted under section 1101 of the BBA (the "BBA Procedures"), the Company Representative, in its sole discretion, shall have the right to make any and all elections and to take any actions that are available to be made or taken by the Company Representative or the Company under the BBA Procedures (including any election under Code section 6226 as amended by the BBA). If an election under Code section 6226(a) (as amended by the BBA) is made, the Company shall furnish to each Member for the year under audit a statement of the Member's share of any adjustment set forth in the notice of final Company adjustment, and each Member shall take such adjustment into account as required under Code section 6226(b) (as amended by the BBA).

(c)   Tax Returns and Tax Deficiencies. Each Member agrees that such Member shall not treat any Company item inconsistently on such Member's federal, state, foreign or other income tax return with the treatment of the item on the Company's return. Any deficiency for taxes imposed on any Member (including penalties, additions to tax or interest imposed with respect to such taxes and any tax deficiency imposed pursuant to Code section 6226 as amended by the BBA) will be paid by such Member and if required to be paid (and actually paid) by the Company, will be recoverable from such Member.

(d)   Tax Returns. The Manager shall cause to be prepared and timely filed all tax returns required to be filed by or for the Company.

Article IX

Transfer of Limited Liability Company Interests

Section IX.01 Voluntary Transfers.   Generally. No Investor Member shall sell, transfer, assign or encumber all or any portion of his, her or its Limited Liability Company Interest, with or without consideration, without the prior written consent of the Manager, which may be withheld in the sole discretion of the Manager. In the event a Member proposes to transfer all or portion of his, her or its Limited Liability Company Interest, the Manager may impose reasonable conditions including but not limited to: (i) the transferee shall execute a counterpart of this Agreement; (ii) the transferor shall provide the Company with an opinion of counsel, satisfactory in form and substance to the Company's counsel, stating that the transfer is exempt from registration under the Securities Act and other applicable securities laws; and (iii) the transferor and transferee shall together reimburse the Company for any reasonable expenses they incur in connection with the transfer or encumbrance, including attorneys' fees.

(a)   Prohibited Transfers. No transfer of a Limited Liability Company Interest shall be permitted if, in the judgment of the Manager, such transfer would (i) cause the Company to be treated as a publicly traded partnership as defined in Section 7704 of the Code, (ii) result in "benefit plan Investors" (as such term is defined in regulations issued by the Treasury Department) holding, in the aggregate, Twenty Five Percent (25%) or more of the value of any class of equity interests in the Company, or (iii) together with other transfers within the preceding twelve (12) months, result in the termination of the Company under section 708 of the Code.

(b)   First Right of Refusal.   In General. In the event an Investor Member (the "Selling Member") receives an offer from a third party to acquire all or a portion of his, her, or its Limited Liability Company Interest (the "Transfer Interest"), then he, she, or it shall notify Sponsor, specifying the Limited Liability Company Interest to be purchased, the purchase price, the approximate closing date, the form of consideration, and such other terms and conditions of the proposed transaction that have been agreed with the proposed purchaser (the "Sales Notice"). Within thirty (30) days after receipt of the Sales Notice Sponsor shall notify the Selling Member whether Sponsor (or a Person designated by Sponsor) elects to purchase the entire Transfer Interest on the terms set forth in the Sales Notice.

(i)   Special Rules. The following rules shall apply for purposes of this section:

(A)   If Sponsor elects not to purchase the Transfer Interest, or fails to respond to the Sales Notice within the thirty (30) day period described above, the Selling Member may proceed with the sale to the proposed purchaser, subject to Section 9.01.

(B)   If Sponsor elects to purchase the Transfer Interest, it shall do so within thirty days.

(C)   If Sponsor elects not to purchase the Transfer Interest, or fails to respond to the Sales Notice within the thirty (30) day period described above, and the Selling Member and the purchaser subsequently agree to a reduction of the purchase price, a change in the consideration from cash or readily tradeable securities to deferred payment obligations or non-tradeable securities, or any other material change to the terms set forth in the Sales Notice, such agreement between the Selling Member and the purchaser shall be treated as a new offer and shall again be subject to this section.

(D)   If Sponsor elects to purchase the Transfer Interest in accordance with this section, such election shall have the same binding effect as the then-current agreement between the Selling Member and the proposed purchaser. Thus, for example, if the Selling Member and the purchaser have entered into a non-binding letter of intent but have not entered into a binding definitive agreement, the election of Sponsor shall have the effect of a non-binding letter of intent with the Selling Member. Conversely, if the Selling Member and the purchaser have entered into a binding definitive agreement, the election of Sponsor shall have the effect of a binding definitive agreement. If the Selling Member and Sponsor are deemed by this subsection to have entered into only a non-binding letter of intent, neither shall be bound to consummate a transaction if they are unable to agree to the terms of a binding agreement.

(c)   Admission of Transferee. Any permitted transferee of a Limited Liability Company Interest shall be admitted to the Company as a Member on the date agreed by the transferor, the transferee, and the Manager.

(d)   Exempt Transfers. The following transactions shall be exempt from the provisions of Section 9.01:

(i)   A transfer to or for the benefit of any member of an Investor Member's Family Group; and

(ii)   Any transfer pursuant to an effective registration statement filed by the Company under the Securities Act.

(e)   Application to Certain Entities. In the case of an Investor Member that is a Special Purpose Entity (as defined below), the restrictions (and exemptions) set forth in Section 9.01 shall apply to indirect transfers of interests in the Company by transfers of interests in such entity (whether by transfer of an existing interest or the issuance of new interests), as well as to direct transfers. A "Special Purpose Entity" means (i) an entity formed or availed of principally for the purpose of acquiring or holding an interest in the Company, and (ii) any entity if the purchase price of its interest in the Company represents at least seventy percent (70%) of its capital.

(f)   Other Transfers Void. Transfers in contravention of this section shall be null, void and of no force or effect whatsoever, and the Members agree that any such transfer may and should be enjoined.

Section IX.02 Death, Insolvency, Etc. Neither the death, disability, bankruptcy, or insolvency of a Member, nor the occurrence of any other voluntary or involuntary event with respect to a Member, shall give the Company or any Member the right to purchase such Member's Limited Liability Company Interest, nor give the Member himself (or his heirs, assigns, or representatives) the right to sell such Limited Liability Company Interest to the Company or any other Member. Instead, such Member or his heirs, assigns, or legal representatives shall remain a Member subject to the terms and conditions of this Agreement.

Section IX.03 Incorporation. If the Manager determines that the business of the Company should be conducted in a corporation rather than in a limited liability company, whether for tax or other reasons, each Member shall cooperate in transferring the business to a newly-formed corporation and shall execute such agreements as the Manager may reasonably determine are necessary or appropriate, consistent with the terms of this Agreement. In such event each Member shall receive stock in the newly-formed corporation equivalent to his, her or its Limited Liability Company Interest.

Section IX.04 Drag-Along Right. In the event the Manager approves a sale or other disposition of all of the interests in the Company, then, upon notice of the sale or other disposition, each Member shall execute such documents or instruments as may be requested by the Manager to effectuate such sale or other disposition and shall otherwise cooperate with the Manager. The following rules shall apply to any such sale or other disposition: (i) each Investor Member shall represent that he, she, or it owns his, her or its Limited Liability Company Interest free and clear of all liens and other encumbrances, that he, she, or it has the power to enter into the transaction, and whether he, she, or it is a U.S. Person, but shall not be required to make any other representations or warranties; (ii) each Investor Member shall grant to the Manager a power of attorney to act on behalf of such Investor Member in connection with such sale or other disposition; and (iii) each Investor Member shall receive, as consideration for such sale or other disposition, the same amount he, she, or it would have received had all or substantially all of the assets of the Company been sold and the net proceeds distributed in liquidation of the Company.

Section IX.05 Waiver of Appraisal Rights. Each Member hereby waives any contractual appraisal rights such Member may otherwise have pursuant to 6 Del. C. §18-210 or otherwise, as well as any "dissenter's rights."

Section IX.06 Withdrawal. An Investor Member may withdraw from the Company by giving at least ninety (90) day's notice to the Manager. The withdrawing Investor Member shall be entitled to no distributions or payments from Company on account of his withdrawal, nor shall he be indemnified against liabilities of Company. For purposes of this section, an Investor Member who transfers his Limited Liability Company Interest pursuant to (i) a transfer permitted under Section 9.01, or (ii) an involuntary transfer by operation of law, shall not be treated as thereby withdrawing from Company.

Article X

Dissolution and Liquidation

Section X.01   Dissolution. The Company shall be dissolved only upon the determination of the Manager to dissolve, or the entry of a judicial decree of dissolution. Dissolution shall be effective on the date designated by the Manager, but the Company shall not terminate until liquidation of the Company has been completed in accordance with the provisions of <u>Section 10.02</u>.

<u>Section X.02   Liquidation</u>.   <u>Generally</u>. If the Company is dissolved, the Company's assets shall be liquidated, and no further business shall be conducted by the Company except for such action as shall be necessary to wind-up its affairs and distribute its assets to the Members pursuant to the provisions of this <u>Article X</u>. Upon such dissolution, the Manager shall have full authority to wind-up the affairs of the Company and to make final distribution as provided herein.

        (a)   <u>Distribution of Assets</u>. After liquidation of the Company, the assets of the Company shall be distributed as set forth in <u>Article V</u>.

        (b)   <u>Distributions In Kind</u>. The assets of the Company shall be liquidated as promptly as possible so as to permit distributions in cash, but such liquidation shall be made in an orderly manner so as to avoid undue losses attendant upon liquidation. In the event that in the Manager' opinion complete liquidation of the assets of the Company within a reasonable period of time proves impractical, assets of the Company other than cash may be distributed to the Members in kind but only after all cash and cash-equivalents have first been distributed and after the Pre-Distribution Adjustment.

        (c)   <u>Statement of Account</u>. Each Member shall be furnished with a statement prepared by the Company's accountants, which shall set forth the assets and liabilities of the Company as of the date of complete liquidation, and the capital account of each Member immediately prior to any distribution in liquidation.

Article XI

<u>Power of Attorney</u>

<u>Section XI.01 In General</u>. The Manager shall at all times during the term of the Company have a special and limited power of attorney as the attorney-in-fact for each Investor Member, with power and authority to act in the name and on behalf of each such Investor Member, to execute, acknowledge, and swear to in the execution, acknowledgement and filing of documents which are not inconsistent with the provisions of this Agreement and which may include, by way of illustration but not by limitation, the following:

        (a)   This Agreement and any amendment of this Agreement authorized under <u>Section 12.01</u>;

        (b)   Any other instrument or document that may be required to be filed by the Company under the laws of any state or by any governmental agency or which the Manager shall deem it advisable to file;

        (c)   Any instrument or document that may be required to affect the continuation of the Company, the admission of new Members, or the dissolution and termination of the Company;

        (d)   Any instrument or document that may be required to affect the conversion of the Company into a corporation as contemplated by <u>Section 9.03</u>; and

(e)   Any and all other instruments as the Manager may deem necessary or desirable to effect the purposes of this Agreement and carry out fully its provisions.

Section XI.02 Terms of Power of Attorney. Each Investor Member expressly acknowledges and agrees that the special and limited power of attorney of the Manager: is a special power of attorney coupled with the interest of the Manager in the Company, and its assets, is irrevocable, shall survive the death, incapacity, termination or dissolution of the granting Investor Member, and is limited to those matters herein set forth; may be exercised by the Manger by an through one or more of the officers of the Manager for each of the Investor Members by the signature of the Manager acting as attorney-in-fact for all of the Investor Members, together with a list of all Investor Members executing such instrument by their attorney-in-fact or by such other method as may be required or requested in connection with the recording or filing of any instrument or other document so executed; and shall survive an assignment by an Investor Member of all or any portion of his, her or its Limited Liability Company Interest except that, where the assignee of the Limited Liability Company Interest owned by the Investor Member has been approved by the Manager for admission to the Company, the special power of attorney shall survive such assignment for the sole purpose of enabling the Manager to execute, acknowledge and file any instrument or document necessary to effect such substitution.

Section XI.03 Notice to Investor Members. The Manager shall promptly furnish to each Investor Member a copy of any amendment to this Agreement executed by the Manger pursuant to a power of attorney from such Investor Member.

Article XII

Miscellaneous

Section XII.01 Amendments.   Amendments by Manager. The Manager may amend this Agreement without the consent of the Investor Members, including, without limitation, to correct typographical mistakes; reflect the admission of additional Members; and comply with applicable law.

(a)   Limitation. Notwithstanding Section 12.01, without the consent of each affected Investor Member, the Manager may not adopt any amendment that would amend this Section 12.01(b), require any Investor Member to make additional Capital Contributions, impose personal liability on any Investor Member, change an Investor Member's share of distributions relative to other Members who are Investor Members on the date hereof, or give Sponsor itself a superior right to distributions vis-à-vis the Investor Members than is currently provided in Article V.

Section XII.02 Waivers. No delay in the exercise of any right shall be deemed a waiver thereof, nor shall the waiver of a right or remedy in a particular instance constitute a waiver of such right or remedy generally.

Section XII.03 Assignment by Sponsor. Sponsor may assign its interest in this Agreement to any other entity controlled by or under common control with Sponsor.

Section XII.04 Notices. Any notice or document required or permitted to be given under this Agreement may be given by a party or by its legal counsel and shall be deemed to be given by electronic mail with transmission acknowledgment, to the principal business address of the

Company, if to the Company or the Manager, to the email address of an Investor Member provided by such Investor Member, or such other address or addresses as the parties may designate from time to time by notice satisfactory under this section.

Section XII.05 Electronic Delivery. Each Member hereby agrees that all communications with the Company, including all tax forms, shall be via electronic delivery.

Section XII.06 Governing Law. This Agreement shall be governed by the internal laws of Delaware without giving effect to the principles of conflicts of laws. Each Member hereby (i) consents to the personal jurisdiction of the Delaware courts or the Federal courts located in Delaware, (ii) agrees that all disputes arising from this Agreement shall be prosecuted in such courts, (iii) agrees that any such court shall have in personam jurisdiction over such Member, (iv) consents to service of process by notice sent by regular mail to the address set forth on Schedule A and/or by any means authorized by Delaware law, and (v) if such Member is not otherwise subject to service of process in Delaware, agrees to appoint and maintain an agent in Delaware to accept service, and to notify the Company of the name and address of such agent.

Section XII.07 Waiver of Jury Trial. Each Member acknowledges and agrees that any controversy that may arise under this Agreement is likely to involve complicated and difficult issues and, therefore, each Member irrevocably and unconditionally waives any right it may have to a trial by jury in respect of any legal action arising out of or relating to this Agreement.

Section XII.08 Signature in Counterparts. This Agreement may be signed in counterparts, each of which shall be deemed to be a fully-executed original.

Section XII.09 Signature by Facsimile, Email or Other Electronic Means. An original signature transmitted by facsimile, email or other electronic means (including by way of an internet signature management platform or by transmitting a signature image in a .PDF file) shall be deemed to be original for purposes of this Agreement.

Section XII.10 No Third-Party Beneficiaries. Except as otherwise specifically provided in this Agreement, this Agreement is made for the sole benefit of the parties. No other Persons shall have any rights or remedies by reason of this Agreement against any of the parties or shall be considered to be third party beneficiaries of this Agreement in any way.

Section XII.11 Binding Effect. This Agreement shall inure to the benefit of the respective heirs, legal representatives and permitted assigns of each party, and shall be binding upon the heirs, legal representatives, successors and assigns of each party.

Section XII.12 Titles and Captions. All article, section and paragraph titles and captions contained in this Agreement are for convenience only and are not deemed a part of the context hereof.

Section XII.13 Pronouns and Plurals. All pronouns and any variations thereof are deemed to refer to the masculine, feminine, neuter, singular or plural as the identity of the person or persons may require.

Section XII.14 Execution by Investor Members. It is anticipated that this Agreement will be executed by Investor Members through the execution of a separate Investment Agreement.

Section XII.15 Days. Any period of days mandated under this Agreement shall be determined by reference to calendar days, not business days, except that any payments, notices, or other performance falling due on a Saturday, Sunday, or federal government holiday shall be considered timely if paid, given, or performed on the next succeeding business day.

<u>Section XII.16</u> Entire Agreement. This Agreement constitutes the entire agreement among the parties with respect to its subject matter and supersedes all prior agreements and understandings.

[*signatures follow*]

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

4SIGHT HEVA OPPORTUNITY ZONE FUND LLC, as the Company,

by 4SIGHT HEVA OPPORTUNITY ZONE MANAGEMENT LLC, its Manager, as evidenced by the unanimous consent of its board of managers,

By:

Name: Joe Solan
Title: Manager

By:

Name: Gamal Walker
Title: Manager

By:

Name: Harold Valestin
Title: Manager

[*exhibits follow*]

Exhibit A

Acquisition Fee

Upon the consummation by the Company of any Acquisition Transaction, the Acquisition Fee arising and payable in connection with such Acquisition Transaction shall be determined by multiplying the amount of gross consideration (the "Gross Consideration Amount") paid for the asset acquired in such transaction by a specified percentage ("Specified Percentage") corresponding to the applicable Gross Consideration Amount range set forth in the table below.

Gross Consideration Amount		Specified Percentage
$\geq$	$\leq$	%
$50,000	$500,000	5.00%
$500,001	$5,000,000	4.00%
$5,000,000		3.00%

Exhibit B

Investment Agreement

[*see attached*]

EXHIBIT E: FEDERAL INCOME TAX CONSEQUENCES

Overview

The following summarizes some of the federal income tax consequences of acquiring an LLC Interest. This summary is based on the Internal Revenue Code (the "**Code**"), regulations issued by the Internal Revenue Service (the "**Regulations**"), and administrative rulings and court decisions, all as they exist today. The tax laws, and therefore the federal income tax consequences of acquiring an LLC Interest, could change in the future.

This is only a summary, applicable to a generic investor. Your personal situation could differ. We encourage you to consult with your own tax advisor before investing.

Classification as a Partnership

The Company will be treated as a partnership for federal income tax purposes. If the Company were treated as a corporation and not as a partnership, the operating profit or gain on sale of the project would generally be subject to two levels of federal income taxation. This would substantially reduce the economic return to investors.

Federal Income Taxation of the Company and its Owners

Because it is treated as a partnership, the Company itself will not be subject to federal income taxes. Instead, each investor will be required to report on his, her, or its personal federal income tax return his, her, or its distributive share of the Company's income, gains, losses, deductions and credits for the taxable year, whether or not actual distributions of cash or other property are made. Each investor's distributive share of such items will be determined in accordance with the LLC Agreement.

Deduction of Losses

Each investor may deduct his, her, or its allocable share of the Company's losses, if any, subject to the basis limitations of Code §704(d), the "at risk" rules of Code §465, and the "passive activity loss" rules of Code §469. Unused losses generally may be carried forward indefinitely. The use of tax losses generated by the Company against other income may not provide a material benefit to investors who do not have taxable passive income from other passive activities.

20% Deduction for Pass-Through Entities

Because the Company will be treated as a partnership for federal income tax purposes, investors might be entitled to deduct up to 20% of the amount of taxable income and gains allocated to them by the Company. Investors should consult with their personal tax advisors concerning the availability of this deduction in their personal tax circumstances.

Tax Basis

Code §704(d) limits an investor's loss to his, her, or its tax "basis" in his, her, or its Interest. An investor's tax basis will initially equal his, her, or its capital contribution (i.e., the purchase price for the Interest). Thereafter, the investor's basis generally will be increased by further capital contributions made by the investor, his, her, or its allocable share of the Company's taxable and tax-exempt income, and his, her, or its S\share of certain liabilities of the Company. The investor's basis generally will be decreased by the amount of any distributions he, she, or it receives, his, her, or its allocable share of the Company's losses and deductions, and any

69

decrease in his, her, or its share of the Company's liabilities.

Limitations of Losses to Amounts at Risk

In the case of certain taxpayers, Code §465 limits the deductibility of losses from certain activities to the amount the taxpayer has "at risk" in the activities. An investor subject to these rules will not be permitted to deduct his, her, or its allocable share of the Company's losses to the extent the losses exceed the amount the investor is considered to have at risk in the Company. If an investor's at-risk amount should fall below zero, he, she, or it would generally be required to "recapture" such amount by reporting additional income. An investor generally will be considered at risk to the extent of his, her, or its cash contribution (i.e., the purchase price for the Interest), his, her, or its basis in other contributed property, and his, her, or its personal liability for repayments of borrowed amounts. The investor's amount at risk will generally be increased by further contributions and his, her, or its allocable share of the Company's income, and decreased by distributions he, she, or it receives and his, her, or its allocable share of the Company's losses. With respect to amounts borrowed for investment in the Company, an investor will not be considered to be at risk even if he, she, or it is personally liable for repayment if the borrowing was from a person who has certain interests in the Company other than an interest as a creditor. In all events, an investor will not be treated as at risk to the extent his, her, or its investment is protected against loss through guarantees, stop-loss agreements or other similar arrangements.

Limitations on Losses from Passive Activities

In the case of certain taxpayers, Code §469 generally provides for a disallowance of any loss attributable to "passive activities" to the extent the aggregate losses from all such passive activities exceed the aggregate income of the taxpayer from such passive activities. Losses that are disallowed under these rules for a given tax year may be carried forward to future years to be offset against passive activity income in such future years. Furthermore, upon the disposition of a taxpayer's entire interest in any passive activity, if all gain or loss realized on such disposition is recognized, and such disposition is not to a related party, any loss from such activity that was not previously allowed as a deduction and any loss from the activity for the current year is allowable as a deduction in such year, first against income or gain from the passive activity for the taxable year of disposition, including any gain recognized on the disposition, next against net income or gain for the taxable year from all passive activities and, finally, against any other income or gain.

The Company will be treated as a passive activity to investors. Hence, investors generally will not be permitted to deduct their losses from the Company except to the extent they have income from other passive activities. Similarly, tax credits arising from passive activity will be available only to offset tax from passive activity. However, all such losses, to the extent previously disallowed, will generally be deductible in the year an investor disposes of his, her, or its limited liability company interests in a taxable transaction.

Limitation on Capital Losses

An investor who is an individual may deduct only $3,000 of net capital losses every year (that is, capital losses that exceed capital gains). Net capital losses in excess of $3,000 per year may generally be carried forward indefinitely.

Limitation on Investment Interest

Interest that is characterized as "investment interest" generally may be deducted only against investment income. Investment interest would include, for example, interest paid by an investor on a loan that was incurred to purchase LLC interests and interest paid by the Company to finance investments, while investment income would include dividends and interest but would not generally include long term capital gain. Thus, it is possible that an investor would not be entitled to deduct all of his, her, or its investment interest. Any investment interest that could not be deducted may generally be carried forward indefinitely.

Treatment of Liabilities

When the Company borrows money or otherwise incurs indebtedness, the amount of the liability will be allocated among all of the investors in the manner prescribed by the Regulations. In general (but not for purposes of the "at risk" rules) each investor will be treated as having contributed cash to the Company equal to his, her, or its allocable share of all such liabilities. Conversely, when an investor's share of liabilities is decreased (for example, if the Company repays loans or an investor disposes of his, her, or its Interest) then the investor will be treated as having received a distribution of cash equal to the amount of such decrease.

Allocations of Profits and Losses

The profits and losses of the Company will be allocated among all the owners of the Company, including investors, in the manner described in the LLC Agreement. In general, it is intended that profits and losses will be allocated in a manner that corresponds with the distributions each investor is entitled to receive; *i.e.*, so that tax allocations follow cash distributions. Such allocations will be respected by the IRS if they have "substantial economic effect" within the meaning of Code §704(b). If they do not, the IRS could re- allocate items of income and loss.

Sale or Exchange of Investor Limited Liability Company Interests

In general, the sale of limited liability company interests by an investor will be treated as a sale of a capital asset. The amount of gain from such a sale generally will be equal to the difference between the selling price and the investor's basis. Such gain will generally be eligible for favorable long-term capital gain treatment if the limited liability company interests have been held for at least 12 months. However, to the extent any of the sale proceeds are attributable to substantially appreciated inventory items or unrealized receivables, as defined in Code §751, the investor will recognize ordinary income.

If, as a result of a sale of a limited liability company interest, an investor's share of liabilities is reduced, such investor could recognize a tax liability greater than the amount of cash received in the sale.

Code §6050K requires any investor who transfers limited liability company interests at a time when the Company has unrealized receivables or substantially appreciated inventory items to report such transfer to the Company. For these purposes, "unrealized receivables" includes depreciation subject to "recapture" under Code §1245 or Code §1250. If so notified, the Company must report the identity of the transferor and transferee to the IRS, together with other information described in the Regulations. Failure by an investor to report a transfer covered by this provision may result in penalties.

A gift of limited liability company interests will be taxable if the donor-investor's share of liabilities is greater than his, her, or its adjusted basis in the gifted limited liability company interests. The gift could also give rise to federal gift tax liability. If the gift is made as a charitable contribution, the donor-investor is likely to realize gain greater than would be realized with respect to a non-charitable gift, since in general the investor will not be able to offset the entire amount of his, her, or its adjusted basis in the donated limited liability company interests against the amount considered to be realized as a result of the gift (*i.e.*, the Company's debt).

Transfer of limited liability company interests by reason of death would not in general be a taxable event, although it is possible that the IRS would treat such a transfer as taxable where the deceased investor's share of liabilities exceeds his or her pre-death basis in his or her limited liability company interests. The deceased investor's transferee will get a basis in the limited liability company interests equal to their fair market value at death (or, in certain circumstances, on the date six (6) months after death), increased by the transferee's share of liabilities. For this purpose, the fair market value will not include the decedent's share of Company taxable income to the extent attributable to the pre-death portion of the taxable year.

Treatment of Distributions

Upon the receipt of any distribution or cash or other property, including a distribution in liquidation of the Company, an investor generally will recognize income only to the extent that the amount of cash and marketable securities he, she, or it receives exceeds his, her, or its basis in the limited liability company interests. Any such gain generally will be considered as gain from the sale of the limited liability company interests.

Alternative Minimum Tax

The Code imposes an alternative minimum tax on individuals and corporations. Certain items of the Company's income and loss may be required to be taken into account in determining the alternative minimum tax liability of investors.

Taxable Year

The Company will report its income and losses using the calendar year. In general, each investor will report his, her, or its share of income and losses for the taxable year of such investor that includes December 31st; *i.e.*, the calendar year for individuals and other investors using the calendar year.

Section 754 Election

The Company may, but is not required to, make an election under Code §754 on the sale of limited liability company interests or the death of an investor. The result of such an election is to increase or decrease the tax basis of the Company's assets for purposes of allocations made to the buyer or beneficiary that would, in turn, affect depreciation deductions and gain or loss on sale, among other items.

Unrelated Business Taxable Income for Tax-Exempt Investors

A church, charity, pension fund, or other entity that is otherwise exempt from federal income tax must nevertheless pay tax on "unrelated business taxable income." In general, interest and gains from the sale of property (other than inventory) are not treated as unrelated business taxable income. However, interest and gains from property that was acquired in whole or in part with the proceeds of indebtedness may be treated as unrelated business taxable income. Because the Company intends to borrow money to acquire the project and may borrow additional funds in the future, some of the income of the Company could be subject to tax in the hands of tax-exempt entities.

Tax Returns and Tax Information; Audits; Penalties; Interest

The Company will furnish each investor with the information needed to be included in his, her, or its federal income tax returns. Each investor is personally responsible for preparing and filing all personal tax returns that may be required as a result of his, her, or its purchase (or ownership) of limited liability company interests. The Company's tax returns will be prepared by accountants selected by the Company.

If the Company's tax returns are audited, it is possible that substantial legal and accounting fees will have to be paid to substantiate the Company's reporting position on its returns and such fees would reduce the cash otherwise distributable to investors. Such an audit may also result in adjustments to the Company's tax returns, which adjustments, in turn, would require an adjustment to each investor's personal tax return. An audit of the Company's tax returns may also result in an audit of non-Company items on each investor's personal tax returns, which could result in adjustments to such items. The Company is not obligated to contest adjustments proposed by the IRS.

Each investor must either report Company items on his, her, or its tax return consistent with the treatment on the Company's information return or file a statement with his, her, or its tax return identifying and explaining the inconsistency. Otherwise the IRS may treat such inconsistency as a computational error and re-compute and assess the tax without the usual procedural protections applicable to federal income tax deficiency proceedings.

The Manager will be treated as the "tax matters partner" of the Company and will generally control all proceedings with the IRS.

The Code imposes interest and a variety of potential penalties on underpayments of tax.

Other Tax Consequences

The foregoing discussion addresses only selected issues involving federal income taxes, and does not address the impact of other taxes on an investment in the Company, including federal estate, gift, or generation-skipping taxes, or State and local income or inheritance taxes. Prospective investors should consult their own tax advisors with respect to such matters.

Potential Tax Benefits of Qualified Opportunity Zone Funds

Investing in a QOZF can allow a taxpayer to defer and possibly avoid federal income taxes on capital gains.

Level One Savings: A taxpayer who realizes a capital gain and invests an amount equal to the gain in a QOZF within 180 days can defer recognizing (and thus paying tax on) the gain until the earlier of: (i) the date the taxpayer sells his or her interest in the QOZF, or (ii) December 31, 2026.

Level Two Savings: If the taxpayer holds his or her investment in the QOZF for at least five years, he or she can increase his or her tax basis in the QOZF by 10% of the gain deferred, further reducing his or her tax bill.

Level Three Savings: If the taxpayer holds the QOZF for at least 10 years, he or she pays no capital gain tax on the appreciation in the QOZF.

NOTE: As described above, the potential tax benefits associated with investing in a QOZF *depend on the individual tax circumstances of the investor*. Consult with your personal tax advisors before investing.

EXHIBIT F: FINANCIAL STATEMENTS

[*see attached*]



4SIGHT HEVA Opportunity Zone Fund LLC
INDEPENDENT   ACCOUNTANT'S   REVIEW REPORT

A Certified Women-Owned Business Enterprise in the City and State of NY

Hope Checkley, CPA • Hope E Checkley, P.C.
Checkley & Associates Certified Public Accountants
phone: (646) 256-3994 • fax: (718) 547-3240
4015A White Plains Road, Bronx, NY 10466

Member, American Institute of Certified Public Accountants
Member, Non-Profit NY

checkleyandassociates.com



4SIGHT HEVA Opportunity Zone Fund, LLC

INDEPENDENT ACCOUNTANT REVIEW REPORT

AS OF OCTOBER 31, 2021,



CONTENTS

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: The Members

4Sight HEVA Opportunity Zone Fund LLC

Brooklyn, NY

I have reviewed the accompanying financial statements of 4Sight HEVA Opportunity Zone Fund, LLC which comprises of the balance sheet as of October 30,2021, and the related statements of income, changes in member's equity and cash flows and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of organization management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

My responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require me to perform procedures to obtain limited assurance as a basis for reporting whether I am aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. I believe that the results of my procedures provide a reasonable basis for my conclusion.

Accountant's Conclusion

Based on my review, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Hope E Checkley CPA

1

4Sight HEVA Opportunity Zone Fund LLC

Unaudited Balance Sheet	As of 10/31/2021
Assets	
Current Assets:	
Cash and Cash Equivalents	$0
Total Current Assets:	$0
Fixed Assets	$0
Total Assets	$0
Liabilities and Member's Equity	
Current Liabilities:	
Accrued Accounting Fees	$3,500
Total Current Liabilities	$3,500
Members' Equity	
4Sight Advisors, LLC (see note 1)	$6,667
HEVA Development LLC	$3,333
Total Members Equity	$10,000
Total Liability and Member's Equity	$13,500

2

4Sight HEVA Opportunity Zone Fund LLC

	As of
Unaudited Statement of Operations	10/31/2021

Revenue $0

Expenses

Legal Fees	$10,000
Accounting Fees	3,500
Total Operating Expenses	13,500
Net Loss	($13,500)

3

4Sight HEVA Opportunity Zone Fund LLC

Unaudited Statement of Changes in Members' Deficit

As of of 10/31/31

Balance at 10/31/2021	$0
Members Contribution	
4Sight Advisors LLC	$6,667
HEVA Development, LLC	$3,333
Total Members Contribution	$10,000
Net Loss	($13,500)
Balance at October 31, 2021	($3,500)

4

4Sight HEVA Opportunity Zone Fund LLC

Unaudited Statement of Cash Flow	As of 10/31/2021
Operating Activities	
Net Loss	($13,500)
Net Cash Used by Operating Activities	($13,500)
Investing Activities	
Net Cash used in Investing Activities	$0
Financing Activities	
Proceeds from member contributions	$10,000
Net Cash Provided by financing activities	$10,000
Net (decrease) increase in cash and cash equivalents	($3,500)
Cash and cash equivalents at the beginning of the year	$0
Cash and cash equivalents at the end of the year	($3,500)

5

NOTE 1 – Business and Summary of Significant Accounting Policies

Description of Business and Basis of Presentation

4Sight HEVA Opportunity Zone Fund, LLC, a Delaware Limited Liability Company was formed on May 25th, 2021. The financial statements of 4Sight HEVA Opportunity Zone Fund, LLC which may be referred to as the ("Company", "we, "us" or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP). The fund is managed by 4Sight HEVA Opportunity Zone Management, LLC, a Delaware Limited Liability company. The company's headquarters is located in Brooklyn, NY.

The Company's principal business is to directly and indirectly acquire, hold, maintain, operate, improve, develop, renovate, expand, originate, use, lease, finance, manage and dispose of real property identified by or on behalf of the Manager, and to engage in any and all activities as are related or incidental to the foregoing, as determined in the sole discretion of the Manager.

The Company is expressly organized "for the purpose of investing in qualified opportunity zone property' within the meaning of 26 U.S.C. section 1400Z-1, 1400Z-2 (the "Opportunity Zone Law") and the rules and regulations promulgated thereunder (the "Opportunity Zone Rules and Regulations" and together with the Opportunity Zone Law, the "Opportunity Zone Provisions"). The Company may also engage in any other lawful activity for which a partnership may be organized in the State of Delaware.

The company shall have the power to do anything and everything necessary, suitable, or proper for the accomplishment of or in furtherance of any of the principal business purposes. The Company may enter into contracts, incur indebtedness, sell, lease, or encumber any or all of its property, engage the services of others, enter into joint ventures, and do every other act or acts, thing, or things, incidental or appurtenant to or rising from or connected with any of such purposes

Risks and Uncertainties

The company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with local, state, and Federal governmental policy decisions. Due to the nature of the principal business activities, fluctuations in the stock market or a host of factors beyond the Company's control could affect the Company's financial condition and the results of operation.

6

4Sight HEVA Opportunity Zone Fund, LLC.
Notes to the Financial Statements
As of October 31, 2021

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenue and expenses. Actual results could differ from those estimates.

Property and Equipment, Net

Property and equipment are recorded at cost. Depreciation is computed using Straight-line depreciation over the estimated useful lives of the assets.

Depreciation threshold is to be determined at a later date. Repairs and maintenance are expensed as incurred.

Accounting Method

The Company's financial statements are prepared using the accrual method of Accounting which is a US GAAP preferred method of reporting. Revenue is recorded when earned and expenses are recorded in the period in which they are expensed. All revenue and expenses that are applicable to future periods are presented as deferred revenue or prepaid expenses on the accompanying balance sheets.

7

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Tax Status

The Organization is a LLC and is taxed as a LLC, or disregarded entity. The company files federal tax return with the Internal Revenue Service and applicable state tax returns, as necessary.

Membership Units

The relative rights, powers, preferences, qualifications, limitations, and restrictions of the Membership is as follows:

Membership consists of 4Sight Advisors, LLC a two member Partnership and HEVA Development LLC a single member LLC.

4Sight Advisors, LLC contributed two thirds of the capital contribution and HEVA Development, LLC contributed one third. Total contribution of $10,000 was used for start up costs.

COVID CONSIDERATIONS

On March 11, 2020, the World Health Organization declared the outbreak of COVID-19 a pandemic. The ultimate disruption that may be caused by the outbreak is uncertain; however, it may result in a material adverse impact on the Organization's financial position, results of operation and cash flows. Possible effects may include, but are not limited to, disruption to the Organization's revenue, unavailability of products and supplies used in operations, and a decline in value of the organization's assets.

Date of Management's Review

Management has evaluated subsequent events through November 17, 2021, the date which the financial statements were available to be issued.
There have been no other events or transactions during this time which would have a material effect on the financial statements.

8

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Gamal A. Walker

_____

[Signature Code: dg78I0WvBdqt70vkmbhQWk57DOZ4Re4rCOYuUwxhB49RDQoe8fdB7yEKqba37Za1vpUbt-05iHypPBbU3ZmrsJGCwyXqhxkvAaaPzMtqeMXlV01gACYWtw]

Gamal Walker

Managing Partner

Date: 19 Nov 2021